                                               Filed Pursuant to Rule 424(b)(4)
                                   Under the Securities Act of 1933, As Amended
                                                  Commission File No. 333-48811
PROSPECTUS
APRIL 28, 1998

                               4,000,000 SHARES
            [LOGO OF THE BON-TON YOUR FASHION STORE APPEARS HERE]

                                 COMMON STOCK

  Of the 4,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), offered hereby, 2,500,000 shares are being sold by The Bon-Ton Stores, Inc., and 1,500,000 shares are being offered by Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.

  The Company has two classes of authorized common stock, Common Stock, which is offered hereby and is entitled to one vote per share, and Class A Common Stock, $0.01 par value per share ("Class A Common Stock" and, together with the Common Stock, the "Common Shares"), which is entitled to ten votes per share. See "Description of Capital Stock." Upon completion of the offering, M. Thomas Grumbacher, Chairman of the Board of the Company, and certain entities affiliated with Mr. Grumbacher collectively will own approximately 34.4% of the outstanding Common Shares and will control approximately 77.1% of the combined voting power of the outstanding Common Shares. Consequently, such shareholders will control the ability to determine the outcome of shareholder votes, including votes with respect to corporate transactions requiring the approval of shareholders and the election of the Company's Board of Directors. See "Principal and Selling Shareholders."

  The Common Stock is listed on the Nasdaq National Market under the symbol "BONT." On April 27, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $16 1/4 per share. See "Price Range of Common Stock."


  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN RISKS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND EXCHANGE  COMMISSION NOR HAS THE COMMISSION PASSED  UPON THE ACCU-
       RACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION TO  THE
         CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

                                PRICE     UNDERWRITING   PROCEEDS     PROCEEDS
                               TO THE    DISCOUNTS AND    TO THE     TO SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share...................   $15.00        $0.825       $14.175     $14.175
Total(3).................... $60,000,000   $3,300,000   $35,437,500 $21,262,500

-------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses estimated at $500,000, which will be paid by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 600,000 additional shares at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $69,000,000, $3,795,000, and $43,942,500, respectively.
    See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share certificates will be made in New York, New York, on or about May 1, 1998.

DONALDSON, LUFKIN & JENRETTE                             NATIONSBANC MONTGOMERY
      SECURITIES CORPORATION                            SECURITIES LLC

  [MAP DEPICTING LOCATIONS OF THE BON-TON STORES. PICTURE OF ENTRANCE TO COMPANY STORE; SEVERAL MODELS WEARING APPAREL OFFERED BY THE COMPANY; LOGOS OF SEVERAL VENDORS TO THE COMPANY INCLUDING COLE . HAAN, LAUREN, POLO JEANS, TOMMY HILFIGER AND NAUTICA; TEXT READING "THE BON-TON'S BUSINESS STRATEGY IS TO POSITION ITSELF AS THE PREMIER FASHION RETAILER OF BETTER GOODS IN THE MARKETS IT SERVES."]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

PHOTOS OF THE FOLLOWING LOGOS:              The Bon Ton's business strategy
                                            -------------
COLE-HAAN      RALPH LAUREN                 is to position itself as the premier
                                            fashion retailer of better goods
POLO BOYS      RL POLO JEANS                in the markets it serves.

PHOTOS OF THE FOLLOWING LOGOS:

TOMMY HILFIGER     NAUTICA


                                   100 years
                                  THE BON-TON
                         YOUR FASHION STORE SINCE 1898

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. Unless the context otherwise requires or indicates, all references to "The Bon-Ton" or the "Company" in this Prospectus refer to The Bon-Ton Stores, Inc. and its direct and indirect wholly-owned subsidiaries. As used in this Prospectus, references to a "fiscal year" refer to the 52- or 53-week period ending on the Saturday nearer to January 31 of the following calendar year (e.g., a reference to "fiscal 1996" is a reference to the fiscal year ended February 1, 1997). For a discussion of certain factors which should be considered by prospective purchasers of the Common Stock, $0.01 par value per share ("Common Stock"), offered hereby, see "Risk Factors."

                                  THE COMPANY

  The Bon-Ton is a leading operator of quality fashion department stores offering moderate and better apparel, home furnishings, cosmetics, accessories and shoes in secondary markets. The Company's strategy focuses on being the premier fashion retailer in smaller markets that demand, but often have limited access to, better branded merchandise. In many of its markets, The Bon-Ton is the primary destination for branded fashion merchandise from top designers such as Calvin Klein, Liz Claiborne, Nautica, Ralph Lauren and Tommy Hilfiger. The Bon-Ton operates 64 stores, with 35 stores in Pennsylvania, 24 stores in New York, three stores in Maryland, and one store in each of West Virginia and New Jersey.

  The Bon-Ton provides an in-depth selection of high-quality, well-known branded merchandise at competitive prices in upscale shopping environments. None of The Bon-Ton's stores is located in a major metropolitan market, and most are located in smaller secondary markets. The Bon-Ton's strategic focus is on smaller secondary markets that are served primarily by moderate-price competitors offering a more limited selection of better branded fashion merchandise.

  Since 1995, the Company has strengthened the quality and depth of management by hiring a new chief executive officer and seven additional senior executives, all of whom have extensive experience with major department stores. This management team has pursued a series of key initiatives to generate growth. These initiatives include:

  -- shifting the merchandise mix to include a higher proportion of better branded apparel;

  -- offering an extended choice of merchandise in sizes, colors and styles;

  -- strengthening relationships with key vendors;

  -- intensifying the selection of private brands;

  -- expanding and upgrading stores in selected smaller markets; and

  -- enhancing customer service through frequent purchaser clubs and promoting The Bon-Ton proprietary credit card.

  As a result of these initiatives, The Bon-Ton has achieved comparable storeks among the highest in the department store industry in each of the last six fiscal quarters as shown in the following table:

             FISCAL 1996                         COMPARABLE STORE SALES GROWTH
               Third Quarter                                 3.2%
               Fourth Quarter                                9.2%
             FISCAL 1997
               First Quarter                                 5.1%
               Second Quarter                                6.9%
               Third Quarter                                 7.1%
               Fourth Quarter                                6.5%

BUSINESS STRATEGY

  The Company's business strategy is to position itself as the premier fashion retailer in its targeted smaller markets. Key elements of the strategy are summarized below.

 PURSUE NICHE AS PREMIER FASHION RETAILER

  The Bon-Ton carves out and maintains a niche in smaller secondary markets by offering a higher proportion of better to moderate merchandise in an upscale environment with superior customer service. Moderate-price competitors in these markets generally offer a more limited selection of quality brands or do not carry the same better brands as The Bon-Ton.

  Realign merchandise mix and increase selection. The Bon-Ton is shifting its apparel merchandise mix to incorporate an improved balance of moderate and better merchandise. Merchandise categories in which sales of better goods have increased significantly from fiscal 1995 to fiscal 1997 include misses sportswear (increasing from 31% of category sales to 36% of category sales), petites (21% to 30%) and men's sportswear (18% to 36%). The Bon-Ton also is categories. By offering better brands in addition to moderately priced goods, The Bon-Ton not only attracts new customers who shop for better brands but also $30,000 - $75,000) with a broader selection of merchandise.

  Enhance relationships with higher-quality vendors. The Company has reduced its vendor base from approximately 2,400 in 1994 to 1,350 in 1997, resulting in improved relations with and increased support from its vendors in the form of enhanced purchasing opportunities and greater advertising subsidies. In addition, The Bon-Ton intends to increase significantly the number of vendor shops featuring merchandise from key vendors such as Calvin Klein, Nautica, Ralph Lauren, Tommy Hilfiger and Tommy Hilfiger Jeans. In vendor shops, merchandise is grouped and positioned in preferred floor locations and enhanced with distinctive, vendor-specific fixturing, signage and displays.

  Differentiate with private brands. The Bon-Ton positions its private brand merchandise as quality fashion apparel at competitive prices. These private brands, which include Andrea Viccaro, Jenny Buchanan, Susquehanna Trail Outfitters and Susquehanna Blues, differentiate The Bon-Ton from its competitors. In 1996, the Company expanded its private brand program with better sportswear, utilizing manufacturers of well-known better branded merchandise. Private brand merchandise represented approximately 8% of apparel sales in fiscal 1995 and 15% of apparel sales in fiscal 1997.

 EMPHASIZE CUSTOMER SERVICE

  The Company places great emphasis on providing a high level of customer service to distinguish its stores from the competition and to create customer loyalty. The Company accomplishes this through its well-trained and experienced sales and support associates and by offering services such as free gift wrap, The Bon-Ton proprietary credit card, frequent-purchaser clubs and in-store alterations.

 FOCUS ON GROWTH IN EXISTING STORES IN SMALLER SECONDARY MARKETS

  The Company believes growth opportunities are available through positioning better branded merchandise in additional existing Bon-Ton stores in smaller secondary markets. The Company will continue to focus on improving its merchandise mix in these stores and upgrading these stores by refixturing and remodeling in order to increase store productivity and enhance The Bon-Ton's image as an upscale retail destination. In 1997, the Company increased the square footage at three locations, increasing the size of existing merchandise categories and adding new merchandise categories. In addition, the Company has identified 25 of its 64 stores for potential expansion. Over the next three to five years, the Company anticipates expanding the square footage of its more productive stores by adding up to 400,000 square feet.

 GROW BY OPENING NEW STORES AND THROUGH ACQUISITIONS

  The Company opened a new 60,000 square foot store in the Jamestown, New York market in March 1998. The Company has preliminarily identified approximately 50 secondary markets which meet The Bon-Ton's demographic and competitive criteria for opening new stores. The Company anticipates opening several new stores in the next three to five years, adding up to 600,000 square feet. The Company also intends to consider opportunities for growth through acquisitions of department store companies or their real estate assets if and when such opportunities arise. These acquisitions may or may not be in lieu of new store openings.

BACKGROUND AND HISTORY

  In 1994, the Company doubled its number of stores with three acquisitions involving 35 stores, including 19 stores from Hess's Department Stores, Inc. ("Hess"), the ten stores of Adam, Meldrum & Anderson Co., Inc. ("AM&A") based in Buffalo, New York and the six stores of C.E. Chappell & Sons, Inc. ("Chappell's") based in Syracuse, New York. In 1995 and 1996, the Company entered the Rochester and Elmira, New York markets with four acquired stores and the opening of one additional store. In addition, the Company closed ten stores between March 1995 and January 1997 to eliminate mall or market duplication resulting from such acquisitions or to close underperforming stores. The Company closed its Rome, Georgia store in April 1998. All of the Company's stores operate as "The Bon-Ton."

  The Company was incorporated in Pennsylvania in 1996 and is the successor to
S. Grumbacher & Son, a family business which was founded in 1898. The Company's executive offices are located at 2801 East Market Street, York, Pennsylvania 17402 and its telephone number is (717) 757-7660.

                                  THE OFFERING

Common Stock offered:
  By the Company.........................  2,500,000 shares(1)
  By the Selling Shareholders............  1,500,000 shares
  Total..................................  4,000,000 shares
Common Stock to be outstanding after this  11,402,925 shares(1)(2)
 offering................................
Use of proceeds by the Company...........  For expansion and upgrading of existing stores, opening new stores,
                                           working capital and for general
                                           corporate purposes. Pending such
                                           uses, the proceeds will be used to
                                           reduce indebtedness under the Credit
                                           Facility (as defined herein). The
                                           Company will receive no proceeds
                                           from the sale of shares of Common
                                           Stock offered hereby by certain
                                           shareholders of the Company (the
                                           "Selling Shareholders"). See "Use of
                                           Proceeds."
Nasdaq National Market symbol............  BONT

--------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."
(2) Excludes (i) an aggregate of 1,528,811 shares of Common Stock reserved for issuance under the Company's equity incentive plans, of which 1,128,352 are issuable upon the exercise of stock options outstanding as of April 24, 1998 with a weighted average exercise price of $8.37; (ii) 2,989,853 shares of the Company's Class A Common Stock, $0.01 par value per share ("Class A Common Stock" and, with the Common Stock, the "Common Shares") each of which is convertible into one share of Common Stock; and (iii) 250,000 shares of Common Stock issuable upon the exercise of stock options and 250,000 restricted shares of Common Stock to be issued to Heywood Wilansky, the Company's President and Chief Executive Officer, subject to approval by the Company's shareholders.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                             FISCAL YEAR
                          ------------------------------------------------------
STATEMENT OF OPERATIONS
DATA:                       1993      1994      1995      1996         1997
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Net sales(1)...........  $336,733  $494,908  $607,357  $626,482     $656,399
 Gross profit(2)........   130,191   194,994   219,410   230,919      242,553
 Income (loss) from
  operations(3)(4)......    17,548    26,668    (6,247)   26,447       29,170
 Interest expense, net..     4,042     5,475     8,722    14,687       13,202
 Income (loss) before
  taxes.................    13,506    21,193   (14,969)   11,760       15,968
 Income (loss) before
  accounting
  change/extraordinary
  item..................     8,779    13,630    (9,203)    6,811        9,698
 Net income
  (loss)(5)(6)..........  $ 10,279  $ 13,630  $ (9,203) $  6,811     $  9,252
 Per share amounts--
 Basic:
  Net income (loss)
   before accounting
   change/extraordinary
   item.................  $   0.80  $   1.24  $  (0.83) $   0.62     $   0.87
  Effect of accounting
   change/extraordinary
   item.................      0.14       --        --        --         (0.04)
                          --------  --------  --------  --------     --------
  Net income (loss).....  $   0.94  $   1.24  $  (0.83) $   0.62     $   0.83
 Basic shares
  outstanding...........    10,935    10,955    11,044    11,064       11,122
 Diluted:
  Net income (loss)
   before accounting
   change/extraordinary
   item.................  $   0.79  $   1.23  $  (0.83) $   0.61     $   0.85
  Effect of accounting
   change/extraordinary
   item.................      0.14       --        --        --         (0.04)
                          --------  --------  --------  --------     --------
  Net income (loss).....  $   0.93  $   1.23  $  (0.83) $   0.61     $   0.81
 Diluted shares
  outstanding...........    11,051    11,041    11,044    11,106       11,377
                                                           JANUARY 31, 1998
                                                        ------------------------
BALANCE SHEET DATA:                                      ACTUAL   AS ADJUSTED(7)
                                                            (IN THOUSANDS)
 Working capital........                                $123,078     $123,078
 Total assets...........                                 352,686      352,686
 Long-term debt,
  including capital
  leases................                                 123,384       88,446
 Shareholders' equity...                                 124,394      159,332
                                             FISCAL YEAR
                          ------------------------------------------------------
SELECTED OPERATING DATA:    1993      1994      1995      1996         1997
 Comparable stores sales
  growth(8).............    (0.6)%      6.1%      0.2%      4.2%         6.5%
 Comparable stores
  data(9):
 Sales per selling
  square foot...........  $    157  $    163  $    160  $    138     $    143
 Selling square footage
  (in thousands)........     1,850     2,185     2,278     4,153        4,511
 Capital expenditures
  (in thousands)........  $  8,935  $ 18,532  $ 43,587  $  9,730     $ 10,978
 Number of stores:
 Beginning of year......        36        35        69        68           64
 Additions..............         1        35         4         1          --
 Closings...............        (2)       (1)       (5)       (5)         --
                          --------  --------  --------  --------     --------
 End of year............        35        69        68        64           64

--------------------
(1) Fiscal 1995 includes the 53 weeks ended February 3, 1996.
(2) Fiscal 1995 includes a $3.5 million charge related to inventory liquidation associated with the elimination of certain vendors and other merchandise changes.
(3) Reflects expenses related to the hiring of the Chief Executive Officer and the gain recognized on the pension termination in fiscal years 1995 and 1996, respectively.
(4) Fiscal 1995 reflects a $5.7 million restructuring charge for a store closing and work force reduction reserve.
(5) Fiscal 1997 reflects a loss of $446,000, net of tax, resulting from the early extinguishment of the Company's term loan and revolving credit facility.
(6) Fiscal 1993 reflects an extraordinary gain of $1.5 million, net of tax, resulting from a change in accounting for income taxes.
(7) Adjusted to reflect the sale of the Common Stock offered by the Company and the use of the estimated net proceeds therefrom. See "Use of Proceeds."
(8) Fiscal 1996 sales are compared to the 52 weeks ended January 27, 1996. Comparable store sales growth is calculated based upon the comparison of sales for stores open for the entire current and prior fiscal years.
(9) Selling square footage and sales per square foot are based upon the square footage of selling space of stores open for the entire current and prior fiscal years.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. Certain statements contained herein under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including those concerning the Company's strategy and the Company's growth plans, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

RISKS ASSOCIATED WITH MERCHANDISING STRATEGY

  The Company's merchandising strategy is designed to position the Company as the premier fashion retailer in its smaller secondary markets. The execution of this strategy requires significant investment by the Company to increase and realign its inventories to higher price points and to upgrade, remodel and refixture stores. In addition, communicating the Company's new image to customers and educating customers about the Company's new product offerings is a gradual process that will require increased advertising. There can be no assurance that the Company will be successful, particularly during any economic downturns in its markets, in migrating its traditional customers to higher price point merchandise or in attracting new customers. During this positioning process, the Company expects to experience, among other things, excess inventories, higher markdowns and lower gross margins with respect to its new merchandise. Such conditions, if sustained, would have a material adverse effect on the Company's business. In addition, the failure of the Company's merchandising strategy in a number of its markets could result in a material adverse change in the Company's business. There can be no assurance that the Company will continue to experience growth in comparable store sales.

RISKS ASSOCIATED WITH EXPANSION

  The Company's strategy involves remodeling and/or expanding existing stores or acquiring or opening new stores. The Company's success in achieving future growth through expanding existing stores or opening new stores will be dependent upon the Company's ability to identify, finance, obtain and construct or refurbish suitable store sites and, where applicable, hire appropriate store personnel. In addition, the Company may consider acquisitions or new store openings in new geographic areas which cannot be serviced by the Company's current distribution system or which will require publicizing The Bon-Ton name in markets where the Company is not currently known. Future acquisitions will be dependent upon the Company's ability to identify, negotiate and finance acquisitions on acceptable terms and integrate acquired stores into its existing operations. There can be no assurance that the Company will be able to remodel or expand existing stores or acquire, open or operate new stores on a timely or profitable basis or that comparable store sales will increase in the future. The failure by the Company's management to effectively implement an expansion strategy could have a material adverse effect on the business and operations of the Company.

COMPETITION

  The Bon-Ton faces competition for customers from traditional department stores, specialty stores and catalogue and other retailers and faces competition for suitable store locations from other department stores and other large retailers. In a number of its markets, the Company competes for customers with national department stores which are better established in such markets than the Company and which offer a mix of better branded merchandise that is similar to the Company's offerings. In other markets, the Company faces potential competition from national chains that to date have not entered such markets and from national chains which have stores in the Company's markets but currently do not carry better branded merchandise similar to that carried by the Company. In all markets, the Company generally competes for customers with department stores that offer moderately priced goods. Many of the Company's competitors are units of large national or regional chains that have substantially greater financial and other resources than the Company. Some of the Company's competitors may have greater leverage with vendors of better merchandise than does the Company, which may allow such competitors to obtain such merchandise more easily or on better terms than the Company. Competition with The May Department Store Company ("The May Company"), in particular, increased during fiscal 1994 and 1995 as a result of The Bon-Ton's entry into certain markets in which The May Company stores are located and The May Company's entry into certain markets in which The Bon-Ton's stores are located. Currently, The Bon-Ton competes directly with The May Company in a significant number of The Bon-Ton's geographic markets. In several of the Company's markets, the Company's stores compete with other department stores in the immediate vicinity which are larger and/or have a superior location in the relevant mall or local shopping area. There can be no assurance that existing or new competitors will not begin to carry, or increase their offering of, better branded merchandise, or that the Company will be able to successfully compete in individual markets against department stores with such competitive advantages. Either of these circumstances could have a material adverse effect on the Company's business. See "Business--Competition."

ECONOMIC AND MARKET CONDITIONS; SEASONALITY

  The Bon-Ton's stores are situated in secondary markets that are largely dependent upon their respective local economies. The retail business is dependent upon the level of consumer spending, which will be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn in either Pennsylvania or New York would have a material adverse effect on the Company's business.

  The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Any sustained failure by the Company to identify and respond to such emerging trends in lifestyle and consumer preferences could have a material adverse effect on the Company's business.

  The Company's business is seasonal and its quarterly sales and profits traditionally have been lower during the first three quarters of the fiscal year and higher during the fourth quarter of the fiscal year. In addition, working capital requirements fluctuate during the year, increasing substantially in October and November in anticipation of the holiday season, which requires significantly higher inventory levels. Any substantial decrease in sales for the last three months of the calendar year could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends to a large extent on its executive management team, including the Company's President and Chief Executive Officer, Heywood Wilansky. The loss of the services of any key member of its senior management team could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members to its management team in the future. See "Business--The Company" and "Management."

DEPENDENCE ON VENDOR RELATIONSHIPS

  The Company's business is dependent to a significant degree upon close relationships with vendors and the Company's ability to purchase brand name merchandise at competitive prices. The loss of key vendor support could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to acquire brand name merchandise at competitive prices or on competitive terms in the future. For example, certain merchandise that is high profile and in high demand may be allocated by vendors based upon the vendor's internal criteria which are beyond the Company's control. See "Business--Merchandising" and "--Purchasing and Distribution."

LEVERAGE AND RESTRICTIVE COVENANTS

  The Company has a significant amount of outstanding indebtedness. As of January 31, 1998, the Company had outstanding indebtedness of $121.7 million in principal amount (excluding capital leases, trade payables, accrued liabilities and unused commitments under the Company's revolving credit facility (the "Credit Facility")). The Company's leverage poses several risks to the Company, including the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Company's indebtedness; (ii) the Company's leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions;
(iii) the Company's leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures; (iv) the Company will be vulnerable to increases in interest rates with respect to indebtedness under the Credit Facility, which bears interest at variable rates, and with respect to the third party interests in receivables under the Company's accounts receivable program, which bear interest at variable rates; and (v) the Company's flexibility in planning for or reacting to changes in market conditions may be limited. In addition, the Credit Facility imposes operating and financial restrictions on the Company. Such restrictions limit, among other things, the Company's ability to incur additional indebtedness, grant additional liens, make dividend payments and make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

EFFECT OF YEAR 2000 ON MANAGEMENT INFORMATION AND CONTROL SYSTEM

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. If not corrected, many computer applications could fail or create erroneous results when processing year 2000 data. The Company's business may be adversely affected if the Company and/or other organizations with which the Company does business are unsuccessful in completing in a timely manner the conversion to applications that can process year 2000 dates. See "Business--Management Information and Control System."

CONSUMER CREDIT RISKS

  Proprietary Credit Card Portfolio. Sales under The Bon-Ton's proprietary credit card program represent a significant portion of the Company's business, accounting for approximately 50% of the Company's net sales for fiscal 1997. In recent years, there have been substantial increases in the rate of charge-offs on the Company's accounts receivable. To date, aggregate increases in finance charge revenue and late fee income have more than offset the increases in charge-offs. However, further deterioration in the quality of the Company's accounts receivable portfolio or any adverse changes in laws regulating the granting or servicing of credit (including late fees and the finance charge applied to outstanding balances) could have a material adverse effect on the Company's business and financial condition. There can be no assurance that the rate of charge-offs on the Company's accounts receivable portfolio will not increase further or that increases in finance charge revenue and late fee income will continue to offset any such increases in charge-offs.

  Accounts Receivable Program. The Company currently securitizes substantially all of the receivables derived from its proprietary credit card accounts. Under the accounts receivable program, the Company causes such receivables to be transferred to a special purpose entity which from time to time issues interests in such receivables. There can be no assurance that receivables will continue to be generated by credit card holders or that new credit card accounts will continue to be established at the rate historically experienced by the Company. Any decline in the generation of receivables or in the rate of cardholder payments on accounts could have a material adverse effect on the Company's financial condition and results of operations. See Note 4 of the Notes to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY CURRENT SHAREHOLDERS

  M. Thomas Grumbacher, trusts for the benefit of members of the Grumbacher family and The Grumbacher Family Foundation (collectively, the "Grumbacher Family") upon completion of the offering will collectively own 1,960,972 issued and outstanding shares of Common Stock and all of the 2,989,853 issued and outstanding shares of the Class A Common Stock. The Class A Common Stock is entitled to ten votes per share and the Common Stock is entitled to one vote per share. The Grumbacher Family's ownership of Common Shares upon completion of the offering will constitute 34.4% of the outstanding Common Shares and represent 77.1% of the combined voting power of the outstanding Common Shares. Accordingly, the Grumbacher Family will continue to control the ability to determine the outcome of shareholder votes, including votes with respect to corporate transactions requiring the approval of shareholders and the election of the Company's Board of Directors (the "Board of Directors").

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 11,402,925 shares of Common Stock outstanding (assuming no exercise of outstanding options). Of these shares, 9,267,226 shares, including the 4,000,000 shares sold in the Offering, will be freely transferable by persons other than affiliates of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 2,135,699 outstanding shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act, all of which are eligible for sale in the public market in compliance with Rule 144. In addition, the Company has outstanding 2,989,853 shares of Class A Common Stock, all of which are owned by the Grumbacher Family and each of which is convertible into one share of Common Stock. Any shares of Common Stock acquired by the Grumbacher Family upon conversion of shares of Class A Common Stock would be freely tradeable, subject to the limitations under Rule 144 applicable to affiliates of the Company. The Company and its directors and executive officers, the Selling Shareholders and certain other shareholders of the Company holding in the aggregate 2,632,136 shares of Common Stock and 2,951,490 outstanding shares of Class A Common Stock have agreed not to sell, transfer or otherwise dispose of any Common Stock or Class A Common Stock for a period of 90 days after the date of this Prospectus without the consent of the Underwriters, except for issuances of Common Stock upon the exercise of outstanding stock options or otherwise pursuant to the Company's equity incentive plans. The sale or issuance or the potential for sale or issuance of any such Common Stock could have an adverse effect on the market price for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following the offering, or the perception that such sales could occur, could have an adverse effect of prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

RESTRICTIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK

  The Company intends to retain its earnings to finance the growth and development of its business and does not expect to pay any cash dividends in the foreseeable future. The Credit Facility contains restrictions on the Company's ability to pay dividends or make other distributions. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, after deducting the estimated underwriting discounts and commissions and offering expenses, are expected to be approximately $34.9 million ($43.4 million if the Underwriters' over-allotment option is exercised in full). The proceeds will be used for expansion and upgrading of existing stores, opening new stores, working capital and for general corporate purposes. Pending such uses, the net proceeds will be used to temporarily reduce indebtedness under the Credit Facility ($88.9 million outstanding at January 31, 1998) which bears interest determined under various interest rate options (8.11% for fiscal 1997) and which terminates on April 15, 2000. A portion of the net proceeds may also be used to fund the acquisition of companies which own existing stores or their real estate assets, if and when such opportunities arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not paid cash dividends since its initial public offering in September 1991 and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain its earnings, if any, for the operation and expansion of its business. The payment and rate of future dividends, if any, are subject to the discretion of the Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, contractual restrictions under its current indebtedness and other factors. The Credit Facility contains restrictions on the Company's ability to pay dividends and make other distributions.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed on the Nasdaq National Market under the symbol "BONT." The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market.

                                                                 PRICE RANGE
                                                               OF COMMON STOCK
                                                               ----------------
                                                                HIGH     LOW
   FISCAL 1996
   First Quarter.............................................. $ 8 1/4 $  4 7/8
   Second Quarter.............................................   6 7/8       5
   Third Quarter..............................................   6 3/4    5 1/8
   Fourth Quarter.............................................   7 3/8    4 7/8
   FISCAL 1997
   First Quarter.............................................. $ 7 3/8 $  5 5/8
   Second Quarter.............................................   9 1/8    6 1/4
   Third Quarter..............................................     15     7 7/8
   Fourth Quarter.............................................  17 1/2   11 3/4
   FISCAL 1998
   First Quarter (through April 27, 1998).....................    $18  $ 13 3/4

  On April 27, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $16 1/4 per share. As of April 27, 1998, there were approximately 300 record holders of shares of Common Stock and five record holders of shares of Class A Common Stock.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of January 31, 1998 and as adjusted as of that date to give effect to the sale by the Company of 2,500,000 shares of Common Stock in this offering and the application of the estimated net proceeds from this offering as described in "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto.

                                                          JANUARY 31, 1998
                                                       ------------------------
                                                           (IN THOUSANDS)
                                                        ACTUAL   AS ADJUSTED(1)
Short-term debt and capital leases.................... $    935     $    935
                                                       ========     ========
Long-term debt and capital leases(2).................. $123,384     $ 88,446
Shareholders' equity:
  Common Stock authorized 40,000,000 shares at $0.01
   par value; issued and outstanding 8,847,333 shares;
   11,347,333 as adjusted.............................       88          113
  Class A Common Stock authorized 20,000,000 shares at
   $0.01 par value; issued and outstanding 2,989,853
   shares.............................................       30           30
  Additional paid-in capital..........................   62,585       97,498
  Deferred compensation...............................   (2,010)      (2,010)
  Retained earnings...................................   63,701       63,701
                                                       --------     --------
Total shareholders' equity............................  124,394      159,332
                                                       --------     --------
Total capitalization.................................. $247,778     $247,778
                                                       ========     ========

---------------------
(1) Adjusted to reflect the sale of Common Stock offered by the Company and the use of the net proceeds therefrom. See "Use of Proceeds."
(2) See Note 2 of the Notes to the Company's Consolidated Financial Statements for a description of the Company's long-term debt.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The selected financial data included in the following table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The statements of operations data and the balance sheet data have been derived from the Company's audited financial statements.

                                             FISCAL YEAR
                             -------------------------------------------------
                               1993       1994      1995      1996      1997
                              (IN THOUSANDS, EXCEPT PER SHARE AND STORE
                                                DATA)
STATEMENT OF OPERATIONS DA-
TA:
 Net sales(1)..............  $336,733   $494,908  $607,357  $626,482  $656,399
 Other income, net.........     2,597      2,581     2,266     2,430     2,349
 Gross profit(2)...........   130,191    194,994   219,410   230,919   242,553
 Selling, general and ad-
  ministrative expenses....   108,647    162,442   207,058   197,315   202,850
 Depreciation and amortiza-
  tion.....................     6,593      8,465    11,895    12,758    12,882
 Unusual (income) ex-
  pense(3).................       --         --      3,280    (3,171)      --
 Restructuring charges(4)..       --         --      5,690       --        --
                             --------   --------  --------  --------  --------
 Income (loss) from opera-
  tions....................    17,548     26,668    (6,247)   26,447    29,170
 Interest expense, net.....     4,042      5,475     8,722    14,687    13,202
                             --------   --------  --------  --------  --------
 Income (loss) before tax-
  es.......................    13,506     21,193   (14,969)   11,760    15,968
 Income tax provision (ben-
  efit)....................     4,727      7,563    (5,766)    4,949     6,270
                             --------   --------  --------  --------  --------
 Income (loss) before ac-
  counting
  change/extraordinary
  item.....................     8,779     13,630    (9,203)    6,811     9,698
 Extraordinary item, net of
  tax(5)...................       --         --        --        --       (446)
 Cumulative accounting
  change, net of tax(6)....     1,500        --        --        --        --
                             --------   --------  --------  --------  --------
 Net income (loss).........  $ 10,279   $ 13,630  $ (9,203) $  6,811  $  9,252
                             ========   ========  ========  ========  ========
 Per share amounts--
 Basic:
 Net income (loss) before
  accounting
  change/extraordinary
  item.....................  $   0.80   $   1.24  $  (0.83) $   0.62  $   0.87
 Effect of accounting
  change/extraordinary
  item.....................      0.14        --        --        --      (0.04)
                             --------   --------  --------  --------  --------
 Net income (loss).........  $   0.94   $   1.24  $  (0.83) $   0.62  $   0.83
 Basic shares outstanding..    10,935     10,955    11,044    11,064    11,122
 Diluted:
 Net income (loss) before
  accounting
  change/extraordinary
  item.....................  $   0.79   $   1.23  $  (0.83) $   0.61  $   0.85
 Effect of accounting
  change/extraordinary
  item.....................      0.14        --        --        --      (0.04)
                             --------   --------  --------  --------  --------
 Net income (loss).........  $   0.93   $   1.23  $  (0.83) $   0.61  $   0.81
 Diluted shares outstand-
  ing......................    11,051     11,041    11,044    11,106    11,377
BALANCE SHEET DATA (AT END
 OF PERIOD):
 Working capital...........  $ 70,688   $ 62,539  $ 90,758  $102,853  $123,078
 Total assets..............   190,431    270,228   331,173   341,252   352,686
 Long-term debt, including
  capital leases...........    34,741     60,521   127,893   128,098   123,384
 Shareholders' equity......    98,551    112,447   104,174   111,485   124,394
SELECTED OPERATING DATA:
 Comparable stores sales
  growth(7)................      (0.6)%      6.1%      0.2%      4.2%      6.5%
 Comparable stores data(8):
 Sales per selling square
  foot.....................  $    157   $    163  $    160  $    138  $    143
 Selling square footage (in
  thousands)...............     1,850      2,185     2,278     4,153     4,511
 Capital expenditures......  $  8,935   $ 18,532  $ 43,587  $  9,730  $ 10,978
 Number of stores:
 Beginning of year.........        36         35        69        68        64
 Additions.................         1         35         4         1       --
 Closings..................        (2)        (1)       (5)       (5)      --
                             --------   --------  --------  --------  --------
 End of year...............        35         69        68        64        64

---------------------
(1) Fiscal 1995 reflects the 53 weeks ended February 3, 1996.
(2) Fiscal 1995 includes a $3.5 million charge related to inventory liquidation associated with the elimination of certain vendors and other merchandise changes.
(3) Reflects expenses related to the hiring of the Chief Executive Officer and the gain recognized on the pension termination in fiscal years 1995 and 1996, respectively.
(4) Includes a $5.7 million restructuring charge for a store closing and work force reduction reserve.
(5) Expense resulting from the early extinguishment of the Company's term loan and revolving credit facility.
(6) Change in accounting for income taxes.
(7) Fiscal 1996 sales are compared to the 52 weeks ended January 27, 1996. Comparable store sales growth is calculated based upon the comparison of sales for stores open for the entire current and prior fiscal years.
(8) Selling square footage and sales per square foot are based upon the square footage of selling space of stores open for the entire current and prior fiscal years.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Bon-Ton is a leading operator of quality fashion department stores offering moderate and better apparel, home furnishings, cosmetics, accessories and shoes in secondary markets. The Company's strategy focuses on being the premier fashion retailer in smaller markets that demand, but often have limited access to, better branded merchandise. In many of its markets, The Bon-Ton is the primary destination for branded fashion merchandise from top designers such as Calvin Klein, Liz Claiborne, Nautica, Ralph Lauren and Tommy Hilfiger. The Bon-Ton operates 64 stores, with 35 stores in Pennsylvania, 24 stores in New York, three stores in Maryland, and one store in each of West Virginia and New Jersey.

  The Bon-Ton provides an in-depth selection of high-quality, well-known branded merchandise at competitive prices in upscale shopping environments. None of The Bon-Ton's stores are located in major metropolitan markets, and most are located in smaller secondary markets. The Bon-Ton's strategic focus is on smaller secondary markets that are served primarily by moderate-price competitors offering a more limited selection of better branded fashion merchandise.

RESULTS OF OPERATIONS

  The following table summarizes the changes in selected operating indicators, illustrating the relationship of various income and expense items to net sales for each fiscal year presented:

                                                        PERCENT OF NET SALES
                                                            FISCAL YEAR
                                                        -----------------------
                                                         1995     1996    1997
   Net sales...........................................  100.0%   100.0%  100.0%
   Other income, net...................................    0.4      0.4     0.4
   Costs and expenses (percent of net sales):
     Costs of merchandise sold.........................   63.9     63.1    63.0
     Selling, general and administrative...............   34.1     31.5    30.9
     Depreciation and amortization.....................    2.0      2.1     2.0
     Unusual (income) expense..........................    0.5     (0.5)    --
     Restructuring charges.............................    0.9      --      --
                                                        ------   ------  ------
   Income (loss) from operations.......................   (1.0)     4.2     4.4
   Interest expense, net...............................    1.4      2.3     2.0
                                                        ------   ------  ------
   Income (loss) before income taxes...................   (2.4)     1.9     2.4
   Income tax provision (benefit)......................   (0.9)     0.8     1.0
                                                        ------   ------  ------
   Income (loss) before extraordinary item.............   (1.5)     1.1     1.5
   Extraordinary loss, net of tax......................    --       --      0.1
                                                        ------   ------  ------
   Net income (loss)...................................   (1.5)%    1.1%    1.4%
                                                        ======   ======  ======

FISCAL 1997 COMPARED TO FISCAL 1996

  Net sales. Net sales were $656.4 million for the fifty-two weeks ended January 31, 1998, an increase of $29.9 million, or 4.8%, over the fifty-two week period ended February 1, 1997. Comparable store sales for the same period increased 6.5%. Strong sales performances were achieved in fiscal 1997 in better ladies' sportswear, men's collections, men's designer denim, Club X (junior department), children's better collections and men's and ladies' special sizes. The sales increases in these categories reflect the results of the Company's merchandise realignment from a predominately moderate mix to an improved balance of moderate and better merchandise and a larger selection of sizes, colors and styles.

  Other income, net. Net other income, which is comprised mainly of income from leased departments, remained constant at 0.4% of net sales for fiscal 1997.

  Costs and expenses. Gross margin dollars for fiscal 1997 increased $11.6 million over fiscal 1996 as a result of the sales volume increase and an improvement in the gross margin rate. Gross profit as a percentage of net sales increased slightly from 36.9% in fiscal 1996 to 37.0% for fiscal 1997. The increase in the margin rate was primarily attributable to the continued improvement in the Company's shrinkage rate as a result of concerted inventory loss prevention efforts and a decrease in the markdown rate, partially offset by a strategic reduction in the cumulative markup percentage and reduced margins on the better merchandise mix.

  Selling, general and administrative expenses for fiscal 1997 were $202.9 million, or 30.9% of net sales, as compared to $197.3 million, or 31.5% of net sales, in the prior year. The percentage decrease in fiscal 1997 was primarily attributable to the increased sales volume, a $4.0 million improvement in the profitability of the Company's credit operations in fiscal 1997 and reduced advertising costs, partially offset by the expense of sales growth programs, including additional personnel costs, and general inflation costs.

  Depreciation and amortization decreased slightly to 2.0% of net sales in fiscal 1997 from 2.1% of net sales in fiscal 1996. The decrease primarily reflects the increased sales volume in fiscal 1997.

  Fiscal 1996 results were affected by the recognition of $3.2 million in pre-tax unusual income as the result of terminating the pension plan associated with one of the Company's 1994 acquisitions.

  Income (loss) from operations. Income from operations in fiscal 1997 amounted to $29.2 million, or 4.4% of net sales, as compared to $26.4 million, or 4.2% of net sales, in fiscal 1996. The improvement was primarily attributable to the increase in current year sales and gross margin combined with selling, general and administrative expenses increasing at a rate less than sales.

  Interest expense, net. Net interest expense decreased $1.5 million to $13.2 million, or 2.0% of net sales, in fiscal 1997 from $14.7 million, or 2.3% of net sales, in the prior fiscal period. The decrease was primarily attributable to lower average borrowing levels, partially offset by slightly higher borrowing costs.

  Extraordinary item. The Company recorded an expense of $446,000, net of tax, related to the early extinguishment of the Company's term loan and revolving credit facility in fiscal 1997.

  Net income (loss). Net income in fiscal 1997 amounted to $9.3 million, or 1.4% of net sales, as compared to $6.8 million, or 1.1% of net sales, in fiscal 1996.

  The decrease in the effective tax rate to 39.3% in fiscal 1997 from 42.1% in fiscal 1996 was primarily a result of the nondeductibility of the Federal excise tax of $1.1 million relating to the pension plan termination in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales. Net sales were $626.5 million for the fifty-two weeks ended February 1, 1997, an increase of 4.1% over the fifty-two week period ended January 27, 1996. Comparable store sales for the fifty-two week period increased 4.2%. Net sales for the fifty-two weeks ended February 1, 1997 increased 3.1% versus the fifty-three weeks ended February 3, 1996. Solid performances were posted in the ladies' apparel, shoes, home and intimate apparel merchandise categories, all of which showed sales gains above the Company average. The strong showing in these categories reflects the results of the Company's merchandise realignment from a predominately moderate mix to an improved balance of moderate and better merchandise and a larger selection of sizes, colors and styles.

  Other income, net. Net other income, which consisted mainly of income from leased departments, remained constant at 0.4% of net sales for fiscal 1996.

  Costs and expenses. Gross margin dollars increased $11.5 million over fiscal 1995 as a result of the sales volume increase and the improvement in the gross margin rate. Gross profit as a percentage of net sales increased from 36.1% for fiscal 1995 to 36.9% for fiscal 1996. The increase in margin rate was primarily attributable to a significant improvement in the Company's shrinkage rate as a result of concerted inventory loss prevention efforts, partially offset by a strategic reduction in the cumulative markup percentage. Additionally, fiscal 1995 results were adversely impacted by a $3.5 million one-time charge relating to inventory liquidation associated with the Company's elimination of certain vendors and other merchandising strategies.

  Selling, general and administrative expenses for fiscal 1996 decreased $9.7 million to 31.5% of net sales from 34.1% of net sales in the prior year. The rate decrease was primarily attributable to expense control efforts initiated at the end of fiscal 1995 and applied throughout fiscal 1996 at corporate and store levels and the absence of $2.2 million in store pre-opening costs incurred in fiscal 1995. The cost containment initiatives, established in fiscal 1996, were partially offset by an increase in the Company's advertising expense. Technological advances in the Company's merchandise handling and distribution processes resulted in payroll savings at the corporate level. The store expense rate improved over the prior year, most notably due to the continued productivity improvements in 1996.

  Depreciation and amortization increased slightly to 2.1% of net sales in fiscal 1996 from 2.0% of net sales in fiscal 1995. The increase was primarily a result of recognizing a full year of depreciation on the three Rochester stores and the one store in Elmira, New York opened in late 1995 and asset additions relating to the August 1996 opening of the Company's fourth store in the Rochester market.

  Fiscal 1996 results were affected by the one-time pre-tax income recognition of $3.2 million as the result of terminating the pension plan associated with one of the Company's 1994 acquisitions. Fiscal 1995 results were adversely impacted by one-time expenses and restructuring charges. Unusual expenses amounting to $3.3 million were recorded in October 1995 related to the hiring of the Company's Chief Executive Officer. Restructuring charges amounting to $5.7 million were recorded in January 1996; $5.0 million was attributable to costs related to the expected closure of unprofitable locations with the remainder related to a workforce reduction. Five store locations were closed in fiscal 1996; costs expended and charged against this reserve through year-end for these closings were $1.5 million. It is anticipated that the remaining portion of the restructuring charges, for items such as noncancellable lease costs, will be expended through the end of 2005.

  Income (loss) from operations. Income from operations in fiscal 1996 amounted to $26.4 million, or 4.2% of net sales, as compared to a loss from operations in fiscal 1995 of $6.2 million, or 1.0% of net sales. The significant improvement was primarily attributable to an increase in the fiscal 1996 gross margin combined with a decrease in selling, general and administrative expenses, the $3.2 million gain recognized on the pension termination and non-reoccurrence of the unusual expense and restructuring charges incurred in fiscal 1995.

  Interest expense, net. Net interest expense increased $6.0 million to $14.7 million, or 2.3% of net sales, in fiscal 1996 from $8.7 million, or 1.4% of net sales, in the prior fiscal period. The increase was attributable to higher average borrowing levels over the prior year, primarily to fund inventory increases and $9.7 million of capital improvements.

  Net income (loss). Net income in fiscal 1996 amounted to $6.8 million, or 1.1% of net sales, as compared to a net loss of $9.2 million, or 1.5% of net sales, in fiscal 1995.

  The increase in the effective tax rate to 42.1% in fiscal 1996 from 38.5% in fiscal 1995 was primarily attributable to certain expenses relating to executive compensation and a Federal excise tax of $1.1 million relating to the pension plan termination in fiscal 1996, both of which were not deductible for tax reporting purposes.

CHANGES IN ACCOUNTING POLICIES

  In the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). The statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. SFAS No. 128 simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS, respectively. SFAS No. 128 also requires the dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and the denominator of the diluted EPS calculation. In accordance with this statement, the Company has restated all EPS calculations presented in these financial statements and the notes thereto to reflect the requirements of SFAS No. 128.

YEAR 2000 COMPLIANCE

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without consideration for the impact of the upcoming century change in the year 2000. If not corrected, applications which are not year 2000 compliant may fail or create erroneous results when processing year 2000 information. The Company has completed an assessment of the potential effects of the year 2000 century change and has established procedures to coordinate the identification, evaluation and implementation of changes to the established systems and applications necessary to achieve a year 2000 date conversion. All internally developed systems, which represent approximately 69% of installed applications, have been modified to process year 2000 dates. The remaining systems are commercially supplied software packages maintained by third party vendors and are scheduled to be upgraded to a year 2000 version or replaced over the next 18 months. All installed systems require testing, which is planned over the next two years. The cost to complete the conversion, including internal personnel costs, is estimated to be $1.1 million. The Company is communicating with major suppliers, financial institutions and service providers with which it does business to coordinate the conversion effort. The Company's operations may be adversely affected if the Company or other organizations with which the Company does business are unsuccessful in completing the conversion in a timely manner.

SEASONALITY AND INFLATION

  The Company's business, like that of most retailers, is subject to seasonal fluctuations, with the major portion of sales and income realized during the latter half of each fiscal year, which includes the back-to-school and holiday seasons. See Note 13 of Notes to Consolidated Financial Statements for the Company's quarterly results for fiscal 1997 and 1996. Selling, general and administrative expenses are typically higher as a percentage of net sales during the first half of each fiscal year.

  Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. In addition, quarterly results of operations depend upon the timing and amount of revenues and costs associated with the opening, closing and remodeling of existing stores.

  The Company does not believe inflation had a material effect on operating results during the past three years. However, there can be no assurance that the Company's business will not be affected by inflationary adjustments in the future.

LIQUIDITY AND CAPITAL RESOURCES

  The following table summarizes material measures of the Company's liquidity and capital resources (dollars in millions):

                                           FEBRUARY 3, FEBRUARY 1, JANUARY 31,
                                              1996        1997        1998
   Working capital........................    $90.8      $102.9      $123.1
   Current ratio..........................   1.93:1      2.03:1      2.22:1
   Funded debt to total capitalization....   0.55:1      0.55:1      0.49:1
   Unused availability under lines of
    credit................................    $36.0       $22.0       $17.5

  The Company's primary sources of working capital are cash flow from operations, borrowings under its revolving credit facility and proceeds from its accounts receivable facility. The Company had working capital of $90.8 million, $102.9 million and $123.1 million at the end of fiscal 1995, 1996 and 1997, respectively. The increase in working capital in fiscal 1997 was principally attributable to an increase in merchandise inventories due to the change in merchandise mix and a greater selection of sizes, colors and styles. It also reflected the inventory required to support the increased sales volume and the increase in accounts receivable as a result of the Company's increased sales. The increase in working capital was partially offset by a decrease in other current assets due to the pension asset termination in fiscal 1996, increased payable levels consistent with increased inventory and an increase in income taxes payable reflecting the Company's profit in fiscal 1997. The Company's business follows a seasonal pattern and working capital fluctuates with seasonal variations. Historically, the Company's working capital is at its lowest levels from February through July and then increases very sharply through November when it reaches its highest level.

  To support the anticipated working capital requirements of the Company during the next three years, the Company entered into a new asset based borrowing agreement in April 1997. The terms of the new financing provide for a secured revolving credit facility of up to $200.0 million (the "Credit Facility"). The amount available for borrowing under the Credit Facility is based on eligible inventory and selected fixed assets and real estate. The Credit Facility provides the Company with additional borrowing capacity during peak inventory periods and contains restrictive covenants, including a minimum trade support ratio, a minimum fixed charge coverage ratio and limitations on dividends, additional incurrence of debt and capital expenditures. As a result of this transaction, the Company incurred an extraordinary charge of $446,000, net of tax, relating to the early extinguishment of its existing term loan and revolving credit facility. In addition, the Company completed a sale and leaseback transaction on two of its owned properties in April 1997 which generated net proceeds of $10.8 million. These proceeds were utilized to repay certain indebtedness and to fund ongoing working capital requirements. The leaseback terms under this agreement provide that the Company lease the properties over a primary term of 20 years.

  Net cash used in operating activities amounted to $14.2 million, $1.2 million and $7.7 million in fiscal 1995, 1996 and 1997, respectively. Net operating outflows in fiscal 1997 primarily resulted from increases in working capital over prior year levels, partially offset by depreciation and amortization and net income in the current year. The major components of the working capital increase were a higher level of merchandise inventories and customer accounts receivable principally attributable to the increased sales volume, partially offset by a decrease in other assets primarily relating to the pension asset terminated in fiscal 1996 and increases in accounts payable, accrued expenses and income taxes payable.

  Net cash used in investing activities amounted to $48.4 million and $8.9 million in fiscal 1995 and 1996, respectively, while net cash provided by investing activities amounted to $21.9 million in fiscal 1997. The net cash inflow in fiscal 1997 primarily reflects proceeds received from the additional sale of $22.0 million of proprietary credit card receivables under the Company's accounts receivable facility and proceeds from a sale and leaseback arrangement of $10.8 million, partially offset by capital expenditures of $11.0 million that are primarily related to the construction of a new store in Jamestown, New York, expansion and remodeling of existing stores and expenditures for fixtures and displays. On February 17, 1998, the Company sold its vacant facility in Lancaster, Pennsylvania. The net proceeds of $1.2 million were used to fund additional working capital requirements.

  Net cash provided by financing activities amounted to $67.9 million and $9.7 million in fiscal 1995 and 1996, respectively, while net cash used in financing activities was $11.6 million in fiscal 1997. The net cash outflow in fiscal 1997 was primarily attributable to the net repayment on the Company's long-term debt, partially offset by proceeds from stock options that were exercised by employees.

  The Company currently anticipates that its capital expenditures for fiscal 1998 will be approximately $16.0 million. The expenditures will be directed toward fixturing and leasehold improvements in the Company's stores, including the new store in Jamestown, New York that opened in March 1998, and information system enhancements.

  Aside from planned capital expenditures, the Company's primary cash requirements will be to service debt and finance working capital increases during peak selling seasons. The Company anticipates that its cash balances and cash flows from operations, supplemented by borrowings under the Credit Facility and proceeds from its accounts receivable facility, will be sufficient to satisfy its operating cash requirements.

                                   BUSINESS

THE COMPANY

  The Bon-Ton is a leading operator of quality fashion department stores offering moderate and better apparel, home furnishings, cosmetics, accessories and shoes in secondary markets. The Company's strategy focuses on being the premier fashion retailer in smaller markets that demand, but often have limited access to, better branded merchandise. In many of its markets, The Bon-Ton is the primary destination for branded fashion merchandise from top designers such as Calvin Klein, Liz Claiborne, Nautica, Ralph Lauren and Tommy Hilfiger. The Bon-Ton operates 64 stores, with 35 stores in Pennsylvania, 24 stores in New York, three stores in Maryland, and one store in each of West Virginia and New Jersey.

  The Bon-Ton provides an in-depth selection of high-quality, well-known branded merchandise at competitive prices in upscale shopping environments. None of The Bon-Ton's stores are located in major metropolitan markets, and most are located in smaller secondary markets. The Bon-Ton's strategic focus is on smaller secondary markets that are served primarily by moderate-price competitors offering a more limited selection of better branded fashion merchandise.

  Since 1995, the Company has strengthened the quality and depth of management by hiring a new chief executive officer and seven additional senior executives, all of whom have extensive experience with major department stores. This management team has pursued a series of key initiatives to generate growth. These initiatives include:

  -- shifting its merchandise mix to include a higher proportion of better branded apparel;

  --offering an extended choice of merchandise in sizes, colors and styles;

  --strengthening relationship with key vendors;

  --intensifying the selection of private brands;

  --expanding and upgrading stores in selected smaller markets; and

  -- enhancing customer service through frequent purchaser clubs and promoting The Bon-Ton proprietary credit card.

  As a result of these initiatives, The Bon-Ton has achieved comparable store sales growth which ranks among the highest in the department store industry in each of the last six fiscal quarters, compared to the same period in the prior fiscal year, as shown in the following table:

             FISCAL 1996                         COMPARABLE STORE SALES GROWTH
               Third Quarter                                  3.2%
               Fourth Quarter                                 9.2%
             FISCAL 1997
               First Quarter                                  5.1%
               Second Quarter                                 6.9%
               Third Quarter                                  7.1%
               Fourth Quarter                                 6.5%

BUSINESS STRATEGY

  The Company's business strategy is to position itself as the premier fashion retailer in its targeted smaller markets. Key elements of the strategy are summarized below.

 PURSUE NICHE AS PREMIER FASHION RETAILER

  The Bon-Ton carves out and maintains a niche in smaller secondary markets by offering a higher proportion of better to moderate merchandise in an upscale environment with superior customer service. Moderate-price competitors in these markets generally offer a more limited selection of quality brands or do not carry the same better brands as The Bon-Ton.

  Realign merchandise mix and increase selection. The Bon-Ton is shifting its apparel merchandise mix to incorporate an improved balance of moderate and better merchandise. Mechandise categories in which sales of better goods have increased significantly from fiscal 1995 to fiscal 1997 include misses sportswear (31% of category sales to 36% of category sales), petites (21% to 30%) and men's sportswear (18% to 36%). The Bon-Ton also is increasing its selection of sizes, colors and styles in key merchandise categories. By offering better brands in addition to moderately priced goods, The Bon-Ton not only attracts new customers who shop for better brands but also provides its traditional core customers (households with annual incomes of $30,000-- $75,000) with a broader selection of merchandise.

  Enhance relationships with higher-quality vendors. The Company has reduced its vendor base from approximately 2,400 in 1994 to 1,350 in 1997, resulting in improved relations with and increased support from its vendors in the form of enhanced purchasing opportunities and greater advertising subsidies. In addition, The Bon-Ton intends to increase significantly the number of vendor shops featuring merchandise from key vendors such as Calvin Klein, Nautica, Ralph Lauren, Tommy Hilfiger and Tommy Hilfiger Jeans. In vendor shops, merchandise is grouped and positioned in preferred floor locations and enhanced with distinctive, vendor-specific fixturing, signage and displays.

  Differentiate with private brands. The Bon-Ton positions its private brand merchandise as quality fashion apparel at competitive prices. These private brands, which include Andrea Viccaro, Jenny Buchanan, Susquehanna Trail Outfitters and Susquehanna Blues, differentiate The Bon-Ton from its competitors. In 1996, the Company expanded its private brand program with better sportswear, utilizing manufacturers of well-known better branded merchandise. Private brand merchandise represented approximately 8% of apparel sales in fiscal 1995 and 15% of apparel sales in fiscal 1997.

 EMPHASIZE CUSTOMER SERVICE

  The Company places great emphasis on providing a high level of customer service to distinguish its stores from the competition and to create customer loyalty. The Company accomplishes this through its well-trained and experienced sales and support associates and by offering services such as free gift wrap, The Bon-Ton proprietary credit card, frequent-purchaser clubs and in-store alterations.

 FOCUS ON GROWTH IN EXISTING STORES IN SMALLER SECONDARY MARKETS

  The Company believes growth opportunities are available through positioning better branded merchandise in additional existing Bon-Ton stores in smaller secondary markets. The Company will continue to focus on improving its merchandise mix in these stores and upgrading these stores by refixturing and remodeling in order to increase store productivity and enhance The Bon-Ton's image as an upscale retail destination. In 1997, the Company increased the square footage at three locations, increasing the size of existing merchandise categories and adding new merchandise categories. In addition, the Company has identified 25 of its 64 stores for potential expansion. Over the next three to five years, the Company anticipates expanding the square footage of its more productive stores by adding up to 400,000 square feet.

 GROW BY OPENING NEW STORES AND THROUGH ACQUISITIONS

  The Company opened a new 60,000 square foot store in the Jamestown, New York market in March 1998. The Company has preliminarily identified approximately 50 secondary markets which meet The Bon-Ton's demographic and competitive criteria for opening new stores. The Company anticipates opening several new stores in the next three to five years, adding up to 600,000 square feet. The Company also intends to consider opportunities for growth through acquisitions of department store companies or their real estate assets if and when such opportunities arise. These acquisitions may or may not be in lieu of new store openings.

MERCHANDISING

  The Bon-Ton stores offer moderate and better fashion apparel, home furnishings, cosmetics, accessories, shoes and other items. The Company's sales of apparel constituted 63% of sales in fiscal year 1997. The chart below illustrates the sales by product category for fiscal 1997:

                           SALES BY PRODUCT CATEGORY

                                                               FISCAL YEAR
                                                            -------------------
                                                            1995   1996   1997
   Women's clothing........................................  27.0%  27.4%  28.0%
   Men's clothing..........................................  17.6   17.7   17.8
   Home....................................................  11.8   12.0   12.2
   Cosmetics...............................................  10.0    9.8    9.7
   Children's clothing.....................................   8.1    7.4    7.0
   Accessories.............................................   8.1    7.9    7.3
   Junior's clothing.......................................   5.6    5.5    5.5
   Intimate apparel........................................   5.1    5.3    5.0
   Shoes...................................................   4.4    4.7    5.0
   Fine Jewelry............................................   1.6    1.7    2.0
   Beauty Salon............................................   0.7    0.6    0.5
                                                            -----  -----  -----
     Total................................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====

  The Company strives to be a fashion leader in the markets it serves, to advertise and stock new merchandise and to carry a full range of quality vendors and private brand merchandise at competitive prices. The Company carries a number of highly recognized brand names, including Calvin Klein, Cole.Haan, Estee Lauder, Jones New York, Kenneth Cole, Liz Claiborne, Nautica, Nine West, Ralph Lauren, Steve Madden, Tommy Hilfiger, Tommy Hilfiger Jeans and Via Spiga, and within these brands chooses collections which balance fashion, price and selection.

  The Company continues to implement its strategy of shifting the merchandise mix from predominantly moderate to a higher proportion of better brands and assessing each store to determine the appropriate product mix for the market it serves. As part of this process, the Company has revised its inventory strategy to carry a deeper selection from fewer, select vendors. By offering expanded product lines from major national brand vendors, the Company seeks to promote its quality image and attract customers to its stores.

  The Company also is placing greater emphasis on vendor shops within its stores from key vendors such as Calvin Klein, Nautica, Ralph Lauren, Tommy Hilfiger and Tommy Hilfiger Jeans. The Company increased the number of vendor shops from approximately 119 in 1995 to 234 in 1997. In such vendor shops, merchandise is grouped and positioned in preferred floor locations to provide enhanced visibility with distinctive, vendor-specific fixturing, signage and displays. The Company's vendors seek to capitalize on the value of the Company's customer base and are willing to make a financial commitment through enhanced purchasing opportunities, increased advertising subsidies and financial contributions to support enhanced presentation and fixturing.

  Complementing its branded merchandise, the Company's exclusive private brand merchandise provides fashion at competitive pricing under names such as Andrea Viccaro, Jenny Buchanan, Susquehanna Trail Outfitters and Susquehanna Blues. The Bon-Ton views its private brand merchandise as a strategic addition to its strong array of highly recognized, quality national brands and as an opportunity to increase brand exclusiveness, customer loyalty and competitive differentiation. In 1996, the Company enhanced its private brand program by supplementing its existing lines with better sportswear, utilizing manufacturers which produce better goods for more widely-recognized brands. The Company believes the combination of nationally recognized brands and private brand merchandise differentiates the Company's stores from their competitors. Private brand merchandise represented approximately 8% of apparel sales in fiscal 1995 and 15% of apparel sales in fiscal 1997.

MARKETING

  The Bon-Ton seeks to attract new customers and to maintain customer loyalty with frequent-shopper clubs such as "Club X," which was created for the Company's junior customers. Through its "retail-tainment" program, the Company promotes in-store events such as fashion shows, wardrobe seminars and cooking demonstrations in selected markets, and tie-ins with local charitable and cultural organizations.

  The Company attracts customers by offering services such as free gift wrap, special order capability and in-store alterations. In addition, through its "Certified Value" program, the Company maintains everyday value prices on staple items such as turtlenecks, T-shirts, shorts and denim within major product groups. To increase merchandise turnover, the Company systematically marks down slow-selling merchandise that is no longer current.

  The Company conducts its advertising and promotional programs through newspaper advertisements, direct mail and, to a lesser extent, local television and radio. The Company maintains an in-house advertising group that produces substantially all of its print advertising. The effectiveness of the Company's direct mail efforts has been greatly enhanced through database management systems. By accurately identifying the predictors of response to its direct mail pieces, the Company now has the ability to rank, score and select customers with event-specific information.

  Management believes that because proprietary credit card customers tend to be repeat customers and have higher purchasing levels per store visit, The Bon-Ton proprietary credit card is an important element in customer loyalty and provides a productive tool for customer segmentation and database marketing. The Company's customers may pay for purchases with The Bon-Ton proprietary credit card, Visa, Mastercard, American Express, cash or check. In fiscal 1997 approximately 50% of the Company's net sales were purchased with The Bon-Ton proprietary credit card.

  The following table sets forth the percentage of total sales generated by payment type:

                                                              FISCAL YEAR
                                                        ----------------------------
   TYPE OF PAYMENT                                      1993  1994  1995  1996  1997
   The Bon-Ton Credit Card.............................  54%   54%   55%   51%   50%
   Visa, Mastercard, AmEx..............................  12    14    16    20    22
   Cash, Check.........................................  34    32    29    29    28

  During fiscal 1996 and 1997, the Company issued 255,000 and 273,000 Bon-Ton credit cards, respectively, for newly opened accounts.

THE BON-TON STORES

  The Bon-Ton stores vary in size from approximately 45,000 to 160,000 gross square feet, with 42 of such stores at less than 90,000 gross square feet. All but two of The Bon-Ton stores are anchor tenants in shopping malls or in, or adjacent to, strip shopping centers. All of the Company's stores are operated as "The Bon-Ton."

  As part of The Bon-Ton's merchandising strategy, the Company has upgraded the appearance of its stores to reflect its commitment to be the leading provider of better apparel in its markets. The Bon-Ton has aggressively pursued strategic vendor partnerships and shop concepts to enhance its merchandise presentation. The Company has worked closely with vendors such as Calvin Klein, Liz Claiborne, Nautica, Ralph Lauren, Tommy Hilfiger, Waterford and several major shoe vendors to upgrade the appearance of its selling floor through distinctive fixturing. Continuing the strategy to emphasize its exclusive lines, The Bon-Ton has supported its private brands with fixturing, signage and visual enhancements in newly created shops. In addition to the Company's corporate visual merchandising staff, each store has at least one associate responsible for visual presentation. The Company continually evaluates all aspects of its visual merchandising program to provide an aesthetically pleasing atmosphere for its customers.

  The Company utilizes prototype store layouts based primarily on the Company's estimate of the size of the potential market. Store layouts are customized based on the actual size and configuration of the individual stores. The stores typically utilize a "race track" configuration (an oval aisle encircling a central core), and the Company plans the aisle layouts to provide a more pleasing visual experience. The Company attempts to arrange its products to provide a logical flow from department to department and continually monitors its product layouts in an attempt to make shopping easier and to maximize sales per square foot.

  The cost of opening a new store varies substantially depending on the size of the store, the amount of new construction involved, whether the store is owned or leased and other factors. Leased stores are typically built by the developer at the developer's expense and fixtured by the Company at its expense. In both leased and owned stores, the developer may make some level of contribution to the Company's cost.

  The following table provides certain information regarding the Company's stores:

                                                     APPROXIMATE
                                                     GROSS SQUARE   YEAR OPENED
   MARKET            LOCATION                            FEET       OR ACQUIRED
   PENNSYLVANIA
     Allentown       South Mall                        111,000         1994
     Bethlehem       Westgate Mall                     107,100         1994
     Bloomsburg      Columbia Mall                      46,100         1988
     Butler          Clearview Mall                     63,600         1982
     Carlisle        Carlisle Plaza Mall                59,900         1977
     Chambersburg    Chambersburg Mall                  55,600         1985
     Doylestown      Doylestown Shopping Center         55,500         1994
     Easton          Palmer Park Mall                  120,200         1994
     Greensburg      Westmoreland Mall                  99,900         1987
     Hanover         North Hanover Mall                 67,600         1971
     Harrisburg      Camp Hill                         145,200         1987
                     Colonial Park Shopping Center     136,500         1987
     Indiana         Indiana Mall                       60,400         1979
     Johnstown       The Galleria                       80,900         1992
     Lancaster       Park City Center                  144,800         1992
     Lebanon         Lebanon Plaza Mall                 53,700         1994
     Lewistown       Central Business District          46,700         1972
     Oil City        Cranberry Mall                     45,200         1982
     Pottsville      Schuylkill Mall                    61,100         1987
     Quakertown      Richland Mall                      88,100         1994
     Reading         Berkshire Mall                    159,400         1987
     Scranton        Keyser Oak Plaza                   57,600         1980
     State College   Nittany Mall                       70,200         1994
     Stroudsburg     Stroud Mall                        87,000         1994
     Sunbury         Susquehanna Valley Mall            60,200         1978
     Trexlertown     Trexler Mall                       54,000         1994
     Uniontown       Uniontown Mall                     71,000         1976
     Warren          Warren Mall                        50,000         1980
     Washington      Franklin Mall                      78,100         1987
     Williamsport    Lycoming Mall                      60,100         1986
     Wilkes-Barre    Midway Shopping Center             66,000         1987
                     Wyoming Valley Mall               159,500         1987
     York            York Galleria                     128,200         1989
                     Queensgate Shopping Center         85,100         1962
                     West Manchester Mall               80,200         1981
   NEW YORK
     Binghamton      Oakdale Mall                       80,000         1981
     Buffalo         Northtown Plaza                   100,800         1994
                     Walden Galleria                   150,000         1994
                     Eastern Hills Mall                151,200         1994
                     McKinley Mall                      97,200         1994
                     Sheridan/Delaware Plaza           124,100         1994
                     Southgate Plaza                   100,500         1994

                                                       APPROXIMATE
                                                       GROSS SQUARE YEAR OPENED
   MARKET              LOCATION                            FEET     OR ACQUIRED
   NEW YORK (CONT'D)
     Elmira            Arnot Mall                         74,800       1995
     Ithaca            Pyramid Mall                       52,400       1991
     Jamestown         Chautauqua Mall                    60,000       1998
     Lockport          Lockport Mall                      82,000       1994
     Massena           St. Lawrence Centre                51,000       1994
     Niagara Falls     Summit Park Mall                   88,100       1994
     Olean             Olean Mall                         73,000       1994
     Rochester         The Mall at Greece Ridge Center   144,600       1996
                       The Marketplace Mall              100,000       1995
                       Irondequoit Mall                  102,600       1995
                       Eastview Mall                     118,900       1995
     Saratoga Springs  Wilton Mall                        71,700       1993
     Syracuse          Carousel Center                    80,000       1994
                       Camillus Mall                      64,700       1994
                       Great Northern Mall                98,400       1994
                       Shoppingtown Mall                  70,100       1994
     Watertown         Salmon Run Mall                    50,200       1992
   MARYLAND
     Cumberland        Country Club Mall                  60,900       1979
     Frederick         Frederick Towne Mall               77,900       1972
     Hagerstown        Valley Mall                       100,000       1974
   WEST VIRGINIA
     Martinsburg       Martinsburg Mall                   65,800       1994
   NEW JERSEY
     Phillipsburg      Phillipsburg Mall                  65,000       1994

ACQUISITIONS

  The Company doubled its size in fiscal 1994 through the acquisition of 35 stores from three regional department store chains. In July 1994, The Bon-Ton purchased AM&A, a department store company with ten stores located in and around the greater Buffalo, New York area, and substantially remodeled and repositioned such stores. Fiscal 1996 represented the former AM&A stores' first full year of operation as The Bon-Ton stores, uninterrupted by remodels or liquidations. In September 1994, the Company acquired 19 stores and a 326,000 square foot distribution center from Hess, a leading department store chain in secondary markets in Pennsylvania. No major store remodeling or repositioning was required to integrate the Hess stores into The Bon-Ton store network. In October 1994, the Company acquired certain assets of Chappell's, a department store company with six stores headquartered in Syracuse, New York, to further complement its market position in upstate New York. Results for fiscal year 1995 reflect investments in converting these stores. Four of the six former Chappell's stores were remodeled and upgraded in fiscal 1996 and completed a full year of uninterrupted operation as The Bon-Ton stores in 1997.

  In March 1995, the Company acquired three vacant department stores in Rochester, New York and leased a store in Elmira, New York. These stores opened to the public in November 1995. Also in November 1995, the Company acquired an additional vacant store in Rochester which opened in August 1996, completing its entry into this market. In March 1998, the Company opened a 60,000 square foot store in the Jamestown, New York market.

CLOSURES

  As the Company integrated its acquisitions, management performed a full review of operating assets and identified stores that it classified as overlapping or as underperforming assets. In March 1995, the Company closed downtown stores located in Lancaster, Pennsylvania and Buffalo, New York. In January 1996, the Company closed its downtown Allentown, Pennsylvania store and two former Hess stores located in malls which already contained The Bon-Ton stores. The Company also closed two more overlapping stores and three underperforming stores in January 1997 and is closing its Rome, Georgia store in April 1998. As part of its commitment to improve return on assets, the Company continues to review underperforming stores and evaluate not only store performance but also the impact of future closures on each market. No further store closures are planned at this time.

  The following table sets forth the total of The Bon-Ton stores at the beginning and end of each of the last five fiscal years, including the number of additional stores from acquisitions and the opening of new stores and the number of store closures:

                                                              FISCAL YEAR
                                                        ----------------------------
                                                        1993  1994  1995  1996  1997
   Number of stores:
     Beginning of year.................................  36    35    69    68    64
      Additions........................................   1    35     4     1     0
      Closings.........................................  (2)   (1)   (5)   (5)    0
                                                        ---   ---   ---   ---   ---
     End of year.......................................  35    69    68    64    64

PURCHASING AND DISTRIBUTION

  The Bon-Ton's strategy is to build relationships with its top vendors, creating working alliances that will be mutually beneficial to the vendor and the Company. The Company has reduced its total number of vendors by 44% since 1994 and, as of January 1998, the Company purchases merchandise from approximately 1,350 domestic and foreign manufacturers and suppliers, with relatively little concentration in any one supplier.

  The Company purchases certain of its private brand merchandise through Frederick Atkins, Inc. ("Atkins"), an association of major retailers that provides its members with group purchasing opportunities. The Company's membership in Atkins also entitles it to receive current information about marketing and operating trends.

  The Company employs four general merchandise managers and 12 divisional merchandise managers who direct 58 buyers. The Company's planner/distributor department, utilized more typically by larger department store chains, relieves the Company's buying staff from responsibility for planning and allocation decisions among stores and merchandise categories, thereby permitting buyers to focus on their primary responsibilities of trend identification, merchandise selection, product development and marketing. This specialized planner /distributor staff also provides detailed and efficient analysis and planning with respect to allocation of merchandise among stores and lines of business. The Company believes that its planner/distributor system results in more efficient merchandise allocations and faster merchandise replenishments and turnovers, thereby increasing sales.

  The Company operates two automated distribution centers: a 143,700 square foot facility in York, Pennsylvania and a 326,000 square foot facility in Allentown, Pennsylvania. The Company utilizes an incentive program based upon engineered standards to continually improve the productivity of its distribution center workers. The distribution centers currently operate on one shift; however, by adding second shifts, the Company believes that the capacity of the distribution centers can be at least doubled. There is substantial space for additional expansion at the York and Allentown sites and additional truck docks in place not currently used in Allentown.

MANAGEMENT INFORMATION AND CONTROL SYSTEM

  General. The Company operates a proprietary management information and control system with the capability to track inventory from the distribution centers to the point-of-sale and to generate financial reports by multiple categories. The Company currently operates seven primary system modules: Merchandising; Financial; Point-of-Sale; Purchase Order Management; Financial Transfer; Receiving; and Planning & Allocation. The Company utilizes the information generated from these modules to execute timely decisions in relation to the management of its business on a daily, weekly and monthly basis.

  The Company is in the process of enhancing its management information and control system to utilize advance shipping information through an electronic data interchange in order to expedite the flow of merchandise through the distribution centers. The Company believes that this system will provide improved productivity and better in-stock availability. The Company also plans to modernize its in-store systems over the next several years to improve operating efficiencies. The use of radio frequency for barcode scanning will streamline price change processing, re-ticketing, price audits and signage for promotional events, and an upgrade to the point-of-sale system, including an updated gift registry system, is planned to further enhance customer service and inventory management.

  Effects of Year 2000. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming century change in the year 2000. If not corrected, many computer applications could fail or create erroneous results when processing year 2000 data.

  The Company has completed an assessment of the potential effects of the year 2000 century change and has established a central office to coordinate the identification, evaluation and implementation of changes to the Company's systems and applications necessary to achieve a year 2000 date conversion. All internally developed systems, which represent 69% of installed applications, have been modified to process year 2000 dates. The remaining systems are commercially supplied software packages maintained by third party vendors and are scheduled to be upgraded to a year 2000 version or replaced over the next 18 months. All installed systems require testing, which is planned over the next two years. The cost to complete the conversion, including internal personnel costs, is estimated to be $1.1 million. The Company is communicating with major suppliers, financial institutions and service providers to coordinate the conversion effort.

PROPRIETARY CREDIT CARD OPERATIONS AND RECEIVABLES SECURITIZATION

  All phases of The Bon-Ton proprietary credit card operation are handled by the Company except statement mailing and the processing of customer mail payments, which processing is performed pursuant to a retail lockbox agreement with a bank. Decisions whether to issue a credit card to an applicant are made on the basis of a credit scoring system. According to the National Retail Federation, net write-offs as a percentage of credit sales for the retail industry ranged from 1.06% to 5.09% in 1996. The Company's bad debt expense is in the lower end of this range.

  In June 1995, the Company established The Bon-Ton Receivables Partnership, LP ("BTRLP"), a limited partnership created for the purpose of selling securitized credit card receivables. Under the securitization agreement, the Company may have outstanding at any one time up to $150 million of securitized credit card receivables on a limited recourse basis. The agreement requires that BTRLP typically hold a 15% participation interest in receivables sold. In fiscal 1996 and 1997, the Company reported securitization income, which represents the spread between finance charge yield and the cost of financing receivables, reduced by a provision for bad debt, of $6.2 million and $8.4 million, respectively. The impact of the proprietary credit card program on net income is significantly less than the amount of the aforementioned securitization income, as operating expenses associated with the credit division are excluded from the calculation of securitization income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of the Notes to the Consolidated Financial Statements.

COMPETITION

  The Bon-Ton faces competition for customers from traditional department stores such as J.C. Penney and Company, Inc. ("J.C. Penney"), Federated Department Stores Inc. ("Federated"), The May Company and

Sears, Roebuck and Co. ("Sears"), from regional department stores such as Boscov's and from specialty stores and catalogue and other retailers. In addition, the Company faces competition for store locations from other department stores and other large retailers. In a number of its markets, the Company competes for customers with national department store chains which are better established in such markets than the Company and which offer a similar mix of better branded merchandise as the Company. In other markets, the Company faces potential competition from national chains that to date have not entered such markets and from national chains which have stores in the Company's markets but currently do not carry similar better branded goods as the Company. In all markets, the Company generally competes for customers with department stores offering moderately priced goods. Many of the Company's competitors are units of large national or regional chains that may have substantially greater financial and other resources than the Company. Some of the Company's competitors have greater leverage with vendors of better merchandise than the Company, which may allow such competitors to obtain such merchandise more easily or on better terms than the Company. Competition with The May Company, in particular, increased during fiscal 1994 and 1995 as a result of The Bon-Ton's entry into certain markets in which The May Company stores are located and The May Company's entry into certain markets in which The Bon-Ton's stores are located. Currently, The Bon-Ton competes directly with The May Company in a significant number of The Bon-Ton's geographic markets. In several of the Company's markets, the Company's stores compete with other department stores in the immediate vicinity which are larger and/or have a superior location in the relevant mall or local shopping area.

  The Company believes it compares favorably with its competitors with respect to quality, depth and breadth of merchandise, prices for comparable quality merchandise, customer service and store environment. The Company also believes its knowledge of smaller secondary markets in particular, developed over its many years of operation, and its focus on secondary markets as its primary area of operation, give it an advantage that cannot be readily duplicated.

ASSOCIATES

  As of January 31, 1998, the Company had approximately 2,600 full-time and 6,000 part-time associates. The Company also employs additional part-time clerks and cashiers during peak periods. None of the Company's associates are represented by a labor union. Management believes that the Company's relationship with its associates is good.

PROPERTIES

  The Company leases 56 of its stores and owns eight stores, three of which are subject to ground leases. The Company leases a total of 154,600 square feet for its executive and administrative offices which are located at or near the York Mall in York, Pennsylvania. The Company also leases the land (but owns the building) for its 143,700 square foot distribution center in York, Pennsylvania and leases its 326,000 square foot distribution center in Allentown, Pennsylvania.

                                  MANAGEMENT

EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's executive officers and directors:

          NAME           AGE                     POSITION
Heywood Wilansky........  50 President, Chief Executive Officer and Director
M. Thomas ("Tim")         58 Chairman of the Board and Director
 Grumbacher.............
Michael L. Gleim........  55 Vice Chairman, Chief Operating Officer and
                             Director
Douglas G. Lamm.........  51 Executive Vice President, Softlines Merchandise
James H. Baireuther.....  51 Senior Vice President, Chief Financial Officer
Robert W. Bennet........  41 Senior Vice President, General Merchandise
                             Manager
Jack Boonshaft..........  55 Senior Vice President, Stores
J. Rick Cusick..........  40 Senior Vice President, General Merchandise
                             Manager
H. Stephen Evans........  48 Senior Vice President, Real Estate, Legal and
                             Governmental Affairs
Elizabeth R. Feher......  37 Senior Vice President, General Merchandise
                             Manager
William T. Harmon.......  43 Senior Vice President, Sales Promotion, Marketing
                             and Strategic Planning
Theodore C. Johnson,      64 Senior Vice President, Human Resources
 Jr.....................
Cheryl Jan Ladnier......  49 Senior Vice President, Product Development,
                             Fashion Merchandising and Special Events
Patrick J. McIntyre.....  53 Senior Vice President, Chief Information Officer
Ryan J. Sattler.........  53 Senior Vice President, Operations
Stephen M. Sloane.......  51 Senior Vice President, General Merchandise
                             Manager
Stephanie Stough........  46 Senior Vice President, Merchandise Planning &
                             Control
Samuel J. Gerson........  56 Director
Roger S. Hillas.........  71 Director
Lawrence J. Ring........  49 Director
Leon D. Starr...........  79 Director
Leon F. Winbigler.......  72 Director

  Heywood Wilansky joined the Company in August 1995 as President, Chief Executive Officer and a director. Prior to joining the Company, Mr. Wilansky was employed by The May Company for more than 19 years. From 1992 to August 1995, he was President and Chief Executive Officer of the Foley's division of The May Company, and from 1991 to 1992, he was President and Chief Executive Officer of the Filene's division of The May Company. Prior to that, he was with the Hecht's and Lord & Taylor divisions of The May Company.

  M. Thomas Grumbacher joined the Company in 1961 and has been Chairman of the Board since August 1991. From 1977 to 1989, he was President and from 1985 to 1995 he was Chief Executive Officer of the Company.

  Michael L. Gleim joined the Company in 1989 as Executive Vice President and Chief Administrative Officer. He became Senior Executive Vice President and a director in 1991, and Vice Chairman and Chief Operating Officer in December 1995. Prior to joining the Company, Mr. Gleim was employed by Federated for more than 25 years.

  Douglas G. Lamm joined the Company as Senior Vice President, General Merchandise Manager in October 1995. He was appointed Executive Vice President, Softlines Merchandise in February 1998. Prior to joining the Company, Mr. Lamm owned a chain of women's large size apparel boutiques from 1988 to 1995, and from 1984 to 1988 was Senior Vice President and General Merchandise Manager at Venture Stores, Inc. in St. Louis.

  James H. Baireuther joined the Company as Senior Vice President and Chief Financial Officer in June 1996. From September 1994 until he joined the Company, Mr. Baireuther served in the same capacity for DAC Vision ("DAC") in Garland, Texas, a manufacturer and distributor of optical supplies, parts and contact lenses. Prior to joining DAC, Mr. Baireuther was Executive Vice President and Chief Financial Officer for Eye Care Centers of America, a retail optical superstore chain and wholly-owned subsidiary of Sears. From 1969 until 1989, he held a variety of corporate positions with Sears, including Director of Mergers and Acquisitions, Manager of Corporate Financial Analysis and Controller.

  Robert W. Bennet joined the Company in March 1993 as Divisional Vice President, Divisional Merchandise Manager. He was named Senior Vice President, General Merchandise Manager in February 1998. Prior to joining the Company, he was associated with Famous-Barr, a division of The May Company, for 14 years, where he held a variety of merchandising positions.

  Jack Boonshaft joined the Company in January 1996 as Vice President, Stores' Merchandising, and was named Senior Vice President, Stores in February 1998. Prior to joining the Company, Mr. Boonshaft was employed by Hecht's, a division of The May Company, where his last position was Regional Vice President, Stores, in which position he served for ten years.

  J. Rick Cusick joined the Company in October 1996 as Divisional Vice President, Divisional Merchandise Manager. He was named Senior Vice President, General Merchandise Manager in July 1997. Prior to joining the Company, Mr. Cusick was employed by Marshall's from September 1995 to February 1996 where he held the position of Divisional Vice President, Divisional Merchandise Manager. From 1980 to 1995, Mr. Cusick held a variety of merchandising positions with Filene's, Foley's and The Broadway.

  H. Stephen Evans joined the Company as Senior Vice President, Real Estate in 1991. He was named Senior Vice President, Real Estate, Legal and Governmental Affairs in 1993. Prior to joining the Company, Mr. Evans was employed by J.C. Penney from 1978 to 1991 where he served most recently as Senior Regional Real Estate Representative from 1986 to 1991 in Pittsburgh, Pennsylvania.

  Elizabeth R. Feher joined the Company as Divisional Vice President, Divisional Merchandise Manager in October 1994. She was promoted to Senior Vice President, General Merchandise Manager in February 1998. Ms. Feher was previously associated with Hess where she served as Vice President, Merchandise Manager for over six years.

  William T. Harmon joined the Company in June 1997 as Senior Vice President, Sales Promotion, Marketing and Strategic Planning. Prior to joining the Company, Mr. Harmon was with Foley's from December 1992 to June 1997, last serving as Senior Vice President, Merchandising Planning. Mr. Harmon had previously served as Vice President/Assistant to the President for Filene's for more than three years and was employed by McKinsey & Company for seven years.

  Theodore C. Johnson joined the Company in 1988 as Senior Vice President, Human Resources. Prior to joining the Company, Mr. Johnson was associated with the Higbee Company, a department store company based in Cleveland, Ohio, where he served most recently as Senior Vice President- Human Resources for more than five years.

  Cheryl Jan Ladnier joined the Company as Senior Vice President, Sales Promotion and Marketing in December 1993 and was subsequently named Senior Vice President, Marketing and Corporate Communications. In May 1997, Ms. Ladnier was named Senior Vice President, Product Development, Fashion Merchandising and Special Events. From January 1993 until October 1993, Ms. Ladnier served as Corporate Vice President, Public Relations with Neiman Marcus in Dallas, Texas. Prior to January 1993, she was associated with The May Company for 14 years.

  Patrick J. McIntyre joined the Company as Senior Vice President, Chief Information Officer in June 1997. Prior to joining the Company, Mr. McIntyre was associated with The Cato Corporation, a woman's specialty apparel retailer, where he served as Senior Vice President, Chief Information Officer for more than eight years. Prior to his association with The Cato Corporation, Mr. McIntyre held similar positions with the Higbee Company, Burdine's Department Store and Kaufmann's.

  Ryan J. Sattler joined the Company as Vice President, Distribution and Operations in 1986 and was promoted to Senior Vice President, Operations in 1990. Mr. Sattler previously served as Vice President, Director of Gimbels Midwest Department Stores in Milwaukee, Wisconsin from 1983 to 1986.

  Stephen M. Sloane joined the Company in February 1997 as Senior Vice President, General Merchandise Manager for the Home merchandise area. Prior to joining the Company, Mr. Sloane held senior merchandise manager positions with Dick's Clothing and Sporting Goods, McRae's and Foley's during the preceding five years. Additionally, he has held a variety of positions at Hecht's and Woodward and Lothrop in Washington, DC.

  Stephanie Stough joined the Company in March 1987 as Director of Merchandise Planning and Control. In February 1991, she was promoted to Vice President, Merchandise Planning and Control. In May 1997, she was promoted to Senior Vice President, Merchandise Planning and Control.

  Samuel J. Gerson has been a director of the Company since 1996. Mr. Gerson has been Chairman and Chief Executive Officer of Filene's Basement since 1984. Prior to that, he was President and Chief Operating Officer of The Gap and President and Chief Executive Officer of The Denver, a division of Associated Dry Goods Co. Mr. Gerson is a director of Filene's Basement Corp. and ASAHI America, Inc., a trustee associate of Boston College and is chairman of the Urban League of Eastern Massachusetts.

  Roger S. Hillas has been a director of the Company since 1991. Mr. Hillas was Chairman and Chief Executive Officer of Meritor Savings Bank until December 1992. Mr. Hillas has been retired since such time. He served as Chairman and Chief Executive Office of Provident National Bank from 1974 to 1988 and Chairman of PNC Financial Corp. from 1985 to 1988. Mr. Hillas is a director of Consolidated Rail Corporation, P.H. Glatfelter Company and Toll Brothers, Inc.

  Lawrence S. Ring has been a director of the Company since 1997. Dr. Ring has been Professor of Business Administration at The College of William and Mary's Graduate School of Business Administration in Williamsburg, Virginia for more than five years, and conducts an international consulting and executive education practice. Dr. Ring is a director of Sportmart, Inc.

  Leon D. Starr has been a director of the Company since 1991. Mr. Starr has been a management consultant to department and specialty stores since 1984. Prior thereto, he held various positions with Allied Stores Corporation for over 35 years.

  Leon F. Winbigler has been a director of the Company since 1991. Mr. Winbigler served as Chairman and Chief Executive Officer of Mercantile Stores Company, Inc. for 15 years before retiring in 1989. He is a member of the advisory board of Liberty Mutual Insurance Company.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION TABLE

  The following table sets forth, for the Company's last three fiscal years, the compensation paid or accrued by the Company for those years to the Company's Chief Executive Officer and to each of the other four most highly compensated executive officers of the Company in fiscal 1997 (collectively, the "Named Executives"):

                                                                          LONG-TERM
                                       ANNUAL COMPENSATION           COMPENSATION AWARDS
                                ---------------------------------- -----------------------
                                                        OTHER       RESTRICTED  SECURITIES  ALL OTHER
   NAME AND PRINCIPAL    FISCAL                        ANNUAL         STOCK     UNDERLYING COMPENSATION
        POSITION          YEAR  SALARY($) BONUS($) COMPENSATION($) AWARDS($)(1) OPTIONS(#)     ($)
Heywood Wilansky .......  1997   800,000  264,000      872,423(2)         --      99,000    1,065,260(3)
 President and Chief      1996   800,000  200,000      948,778            --     104,800          --
 Executive Officer        1995   353,846  841,500      117,803      1,687,500    250,000          --
Michael L. Gleim .......  1997   414,417  132,000        9,848(4)         --      49,600      291,147(3)
 Vice Chairman and Chief  1996   414,417      --         4,530            --      52,400          --
 Operating Officer        1995   311,923      --        20,628        117,500     56,600          --
M. Thomas Grumbacher ...  1997   350,000   87,120        7,931(5)         --      43,300          --
 Chairman of the Board    1996   351,923      --         2,175            --      45,800          --
 of
 Directors                1995   450,000      --           675            --      25,000          --
Douglas G. Lamm(6) .....  1997   254,808   67,329        9,406(7)      89,982        --           --
 Executive Vice           1996   244,984      --         1,302            --         --           --
 President,
 Softlines Merchandise    1995    79,279      --           --             --      20,000       10,000
James H. Baireuther(8)    1997   224,808   42,000        6,367(9)         --         --        85,306(10)
 .......................
 Senior Vice President    1996   135,785      --           381            --      20,000       25,234
 and Chief Financial
 Officer

---------------------
(1) Such awards were made pursuant to the Option Plan or the MIP (as defined below). See "Equity Incentive Plans." Mr. Wilansky's award vests in three equal annual installments beginning August 21, 1998. Mr. Gleim's award will be fully vested on December 15, 1998. Mr. Lamm's award will vest in conjunction with his bonus payouts or, if none, at the end of fiscal 2007. At January 31, 1998, the aggregate number of Restricted Shares held by Messrs. Wilansky, Gleim and Lamm, and the market value of such shares, were as follows: Mr. Wilansky, 250,000 shares with a market value of $3,500,000; Mr. Gleim, 6,666 shares with a market value of $93,324; and Mr. Lamm, 14,691 shares with a market value of $205,674.
(2) Includes loan forgiveness in the amount of $375,000, $230,709 for club membership fees paid by the Company for Mr. Wilansky, $200,000 for the purchase of an annuity in Mr. Wilansky's name, imputed interest of $48,796 on a loan by the Company to Mr. Wilansky and Company contributions to its Retirement Savings/Profit Sharing Plan in the amount of $7,256.
(3) Consists of value realized upon exercise of stock options.
(4) Includes premiums on excess life insurance in the amount of $2,592 and Company contributions to its Retirement Savings/Profit Sharing Plan in the amount of $7,256.
(5) Consists of premiums on excess life insurance in the amount of $675 and Company contributions to its Retirement Savings/Profit Sharing Plan in the amount of $7,256.
(6) Mr. Lamm joined the Company in 1995.
(7) Includes premiums on excess life insurance in the amount of $2,150 and Company contributions to its Retirement Savings/Profit Sharing Plan in the amount of $7,256.
(8) Mr. Baireuther joined the Company in 1996.
(9) Includes Company contributions to its Retirement Savings/Profit Sharing Plan in the amount of $4,783 and premiums on excess life insurance in the amount of $1,584.
(10) Consists of relocation expenses of $80,240 and imputed interest of $5,066 on a loan by the Company to Mr. Baireuther.

 STOCK OPTION GRANTS

  The following table contains information concerning the grant of stock options to each of the Named Executives during fiscal 1997. The Company does not have any plan pursuant to which stock appreciation rights may be granted.

                         OPTION GRANTS IN FISCAL 1997

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                                                         POTENTIAL REALIZABLE
                                                                           VALUE AT ASSUMED
                         NUMBER OF     % OF TOTAL                        ANNUAL RATES OF STOCK
                         SECURITIES     OPTIONS                           PRICE APPRECIATION
                         UNDERLYING     GRANTED     EXERCISE            FOR OPTION TERM ($) (1)
                          OPTIONS     TO EMPLOYEES   PRICE   EXPIRATION -----------------------
     NAME                GRANTED(#)  IN FISCAL 1997  ($/SH)     DATE        5%         10%
Heywood Wilansky........   99,000(2)     33.40        7.25    3/6/2007     451,389    1,143,909
Michael L. Gleim........   24,800(2)      8.37        7.25    3/6/2007     113,075      286,555
                           24,800(3)      8.37        7.25    3/6/2007     113,075      286,555
M. Thomas Grumbacher....   43,300(2)     14.61        7.25    3/6/2007     197,426      500,316
Douglas G. Lamm.........      --           --          --          --          --           --
James H. Baireuther.....      --           --          --          --          --           --

---------------------
(1) Illustrates value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming specified compounded rates of appreciation on the Common Stock over the term of the options. Assumed rates of appreciation are not necessarily indicative of future stock performance.
(2) The options vest on March 6, 2000 only upon the Company meeting pre-established goals for (a) return on investment and (b) for total shareholders' return on the Common Stock as compared to a group of other retailers, each measured during the three-year period of 1997 to 1999. Fifty percent of the options vest upon the attainment of each goal.
(3) One-third of the options vest on each of March 6, 1998, 1999 and 2000.

 STOCK OPTION EXERCISES AND HOLDINGS

  The following table sets forth information related to the stock options exercised by the Named Executives in fiscal 1997 and the number and value of stock options of each of the Named Executives at January 31, 1998.

          AGGREGATED OPTION EXERCISES IN FISCAL 1997 AND FISCAL 1997
                            YEAR-END OPTION VALUES

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED
                                                            OPTIONS AT            IN-THE-MONEY OPTIONS
                                                       JANUARY 31, 1998 (#)    AT JANUARY 31, 1998 ($)(1)
                                                     ------------------------- -----------------------------
                         SHARES ACQUIRED    VALUE
                         ON EXERCISE(#)  REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE    UNEXERCISABLE
Heywood Wilansky........     166,667      1,065,260        --       287,133               --         2,097,714
Michael L. Gleim........      25,076        291,147    106,649      117,667           672,754          817,443
M. Thomas Grumbacher....         --             --         --       114,100               --           721,700
Douglas G. Lamm.........         --             --      10,000       10,000            63,750           63,750
James H. Baireuther.....         --             --       5,000       15,000            38,125          114,375

---------------------
(1) In-the-money options are options having a per share exercise price below $14.00, the last reported sale price of shares of Common Stock on the Nasdaq National Market on January 30, 1998 (the last trading day in fiscal
    1997). The amounts shown are the amounts by which the product of such closing price and the number of shares purchasable upon the exercise of such in-the-money options exceeds the aggregate exercise price of such shares.

COMPENSATION OF DIRECTORS

  The Company compensates each of its directors who is neither an employee nor a consultant to the Company at an annual rate of $20,000 plus $2,000 for attendance at each board meeting ($400 for participation in a meeting held via teleconference) and $1,000 for attendance at each board committee meeting ($400 for participation in a meeting held via teleconference). In addition, each such director shall receive an annual grant of options to purchase 1,000 shares of Common Stock. The Company compensates each non-employee director who is a consultant to the Company at one-half of the cash compensation of a non-employee director who is not serving as a consultant, and each such director shall receive an annual grant of options to purchase 500 shares of Common Stock. Leon D. Starr is a non-employee director who has rendered consulting services to the Company since 1984 and received approximately $65,000 in consulting fees from the Company in fiscal 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In 1997, the Compensation Committee of the Board of Directors (the "Committee") was composed of Roger B. Hillas, Leon F. Winbigler and Samuel J. Gerson. None of the executive officers of the Company served on the board of directors or compensation committee of any entity whose executive officers served either on the Board of Directors or the Committee.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Heywood Wilansky, President and Chief Executive Officer, effective February 1, 1998 (the "Employment Agreement"), which expires January 31, 2003, pursuant to which Mr. Wilansky is entitled to receive an annual base salary of at least $1.0 million and is eligible for an annual cash bonus based on the performance of the Company according to criteria established by the Compensation Committee under the terms of a cash bonus plan established for this purpose. The maximum bonus attainable under the cash bonus plan is 100% of Mr. Wilansky's base salary. The Employment Agreement provides that the remaining $375,000 due on a loan previously made by the Company to Mr. Wilansky will be forgiven on April 30, 1999 provided his employment with the Company is not terminated prior to that date by the Company for Cause (as defined in the Employment Agreement) or by Mr. Wilansky for any reason other than following a Change of Control (as defined in the Employment Agreement). The Employment Agreement also provides that the Company will award Mr. Wilansky an additional 250,000 shares of Common Stock and options to purchase an additional 250,000 shares of Common Stock at an option price of $8.00 per share following the adoption by the Company of a Performance Based Stock Incentive Plan established for this purpose. Mr. Wilansky's ownership in the shares vests in three annual installments on the third, fourth and fifth anniversaries of the effective date of the Employment Agreement and the options vest on the first, second and third anniversaries of the effective date of the Employment Agreement provided that Mr. Wilansky meets certain performance goals. The Employment Agreement provides that in the event the Company discharges Mr. Wilansky without Cause, Mr. Wilansky shall continue to receive his base salary and medical benefits for the greater of the remaining term of the Employment Agreement or one year from termination of employment and his bonus compensation for the year in which he is discharged determined on a pro-rata basis taking into account the number of days worked during the year up to his termination of employment. In addition, Mr. Wilansky shall be entitled to immediate vesting of his restricted stock awards and options and retirement benefits.The Company's obligation to continue Mr. Wilansky's base salary is subject to Mr. Wilansky's obligation to mitigate damages by seeking employment and is subject to a limited offset on the basis of Mr. Wilansky's subsequent earnings. In the event that Mr. Wilansky voluntarily terminates his employment following a Change of Control, he shall be entitled to his base salary in monthly installment payments for the remaining term of the Employment Agreement, subject to certain potential taxation-related limitations on the value of such payments, and to immediate vesting of his restricted stock awards and options. The Employment Agreement contains a covenant against competition for at least one year after termination of his employment or as long as Mr. Wilansky is entitled to receive severance pay, and the Company's obligation to pay certain amounts to Mr. Wilansky following his termination ceases if the covenant against competition is broken. In addition to the other compensation provided pursuant to the Employment Agreement, the Company has agreed to establish a supplemental retirement plan for Mr. Wilansky which will provide supplemental retirement income of approximately $300,000 per year commencing when he reaches age 55 or following his retirement or other termination of employment after reaching age 55. The Company believes that the present value of the aggregate cost of this supplemental retirement plan over time, assuming an interest rate of 6%, is approximately $2.8 million.

  The Company has entered into an employment agreement with Michael L. Gleim, Vice Chairman and Chief Operating Officer, which expires January 31, 1999, pursuant to which Mr. Gleim is entitled to receive an annual salary of at least $400,000 and is eligible for an annual bonus to be determined by the Committee. The agreement provides that in the event the Company discharges Mr. Gleim without cause or Mr. Gleim resigns for good reason (each as defined in the agreement), Mr. Gleim shall continue to receive his base salary and other benefits for the greater of the remaining term of the agreement or one year from termination of employment.

  The Company has entered into a severance agreement with certain of its executive officers other than Messrs. Grumbacher, Wilansky and Gleim which provides for certain payments to be made by the Company in the event the executive officer is terminated without cause (as defined in such agreement). Pursuant to such agreements, the Company shall pay such executive officers the equivalent of one year's base salary following the date of termination. Executive officers who have been employed by the Company less than one year as of the date of termination shall be entitled to the equivalent of six months' base salary following such termination.

EQUITY INCENTIVE PLANS

 STOCK OPTION AND RESTRICTED STOCK PLAN

  The Company's Amended and Restated 1991 Stock Option and Restricted Stock Plan (the "Option Plan") provides for the grant of options ("Options") to purchase shares of Common Stock and awards ("Awards") of shares of Common Stock subject to substantial risks of forfeiture ("Restricted Shares") to the Company's employees, directors, consultants and advisors. Under the Option Plan, Options and Awards presently can be granted for up to an aggregate of 1,900,000 shares of Common Stock. If any shares subject to any Option or Award are forfeited, or an Option is terminated without the issuance of shares, the shares subject to such Option or Award will again be available for grant pursuant to the Option Plan. The Option Plan is currently administered by the Committee, which determines the terms and conditions of each Option or Award.

  Options granted under the Option Plan may be either incentive stock options ("ISOs") or non-qualified stock options. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Unless an Option is specifically designated at the time of grant as an ISO, Options granted under the Option Plan are non-qualified options. The exercise price of an ISO may not be less than the fair market value of a share of Common Stock on the date the Option is granted. The maximum number of shares of Common Stock for which options may be granted to any single optionee in any fiscal year is 500,000 shares. Options generally terminate ten years from the date of grant but may terminate earlier upon the termination of the optionee's employment or service with the Company or in the event there is a Change of Control of the Company, as defined in the Option Plan.

  The Committee administers Awards under the Option Plan and determines the period, which generally will extend for at least six months from the date of the Award, during which the recipient may not sell, transfer, pledge or assign ("Restrictions") Restricted Shares. The Committee will determine the rights that recipients will have with respect to Restricted Shares, including the right to vote the Restricted Shares and the right to receive dividends paid with respect to the Restricted Shares. In the event a grantee terminates employment with the Company or its affiliates for any reason other than death or disability, all Restricted Shares remaining subject to Restrictions will be forfeited by the grantee.

  Notwithstanding any other provision of the Option Plan, in the event of a Change of Control of the Company (which is defined as including certain changes in the ownership or corporate structure of the Company, as well as a liquidation of the Company or any other event that may be defined by the Company's Board of Directors as constituting a Change of Control), the Committee may take whatever action with respect to Options and Awards outstanding as it deems necessary or desirable, including acceleration of the expiration or termination date or the date of exercisability of an Option or removing any Restrictions from or imposing any additional Restrictions on any outstanding Awards.

 LONG-TERM INCENTIVE PLAN FOR PRINCIPALS

  The Bon-Ton Stores, Inc. Long-Term Incentive Plan for Principals (the "LTI Plan") is a performance-based compensation plan established by the Board of Directors of the Company. The LTI Plan provides for grants of "Performance Awards" of cash bonuses, Options and Awards, or combinations thereof, to certain eligible employees based on the achievement by the Company of certain performance goals during three- to five-year performance cycles which commence on an annual basis. The LTI Plan is currently administered by the Committee, and the participants under the LTI Plan are the principal employees of the Company as designated by the Committee from time to time. With respect to the performance cycles that commenced as of February 4, 1996 and February 2, 1997, the participants were Heywood Wilansky, M. Thomas Grumbacher and Michael L. Gleim. No additional grants of Performance Awards for future performance cycles will be granted under the LTI Plan.

 MANAGEMENT INCENTIVE PLAN

  The Company's Management Incentive Plan (the "MIP") provides for the granting of cash bonuses and/or shares of Common Stock to participants based on a combination of Company performance and the participant's individual performance. The MIP is currently administered by the Committee. All employees at the level of divisional vice president and above, exclusive of participants in the LTI Plan, and certain other managerial employees are eligible to participate in the MIP. Bonus payouts are discretionary and no bonus payouts may be made if the Company fails to achieve established performance goals. MIP participants may elect to receive a portion of their MIP bonus in shares of Common Stock ("Restricted MIP Shares") which Shares are issued in the name of the participant but are restricted and are not eligible for resale until bonus awards for such participant are made. All such resale restrictions will lapse after the end of fiscal year 2005, whether or not such Restricted MIP Shares have been awarded pursuant to a bonus award. In addition, the Committee may accelerate the vesting of the unvested Restricted MIP shares. In the event of the death, disability or retirement of a participant or a Change of Control of the Company, the Committee may vest a pro-rata portion of a participant's Restricted MIP Shares.

                             CERTAIN TRANSACTIONS

  The Company leases its Oil City, Pennsylvania and Butler, Pennsylvania stores from M. Thomas Grumbacher, the Company's Chairman of the Board and principal shareholder. Mr. Grumbacher is the ground tenant under leases from the owners of the respective shopping centers. These leases between the Company and Mr. Grumbacher were entered into on January 1, 1981 and February 17, 1981, respectively. The aggregate rental payments during fiscal 1997 for the Oil City store and the Butler store to Mr. Grumbacher were $223,500 and $264,000, respectively. The Oil City and Butler leases also require payment of a percentage rent (1% of sales in excess of $5.3 million with respect to Oil City and 1% of sales in excess of $7.0 million with respect to Butler), which Mr. Grumbacher passes through to the ground lessor. Both leases terminate on July 31, 2006 and provide the Company with five five-year renewal options.

  Additionally, the Company leases the land for its York Galleria store from MBM Land Associates Limited Partnership ("MBM"), a partnership of which Mr. Grumbacher, through a wholly-owned corporation, and certain trusts established for the benefit of his three children, are the partners. The lease expires on September 30, 2019, and provides the Company with six five-year renewal options. Rental payments by the Company during fiscal 1997 pursuant to this lease aggregated $63,000.

  The Company also leases a portion of the property on which its distribution center is located from MBM. The remainder is leased from Mr. Grumbacher. Aggregate annual rental payments under these leases are $162,000 until January 1, 2001. During fiscal 1997, Mr. Grumbacher and MBM received rental payments from the Company under such leases aggregating $126,767 and $35,233, respectively. Each of the leases terminates on May 31, 2017, and provides the Company with two-five year renewal options at the then fair market rental value.

  Total lease payments by the Company to Mr. Grumbacher and affiliated entities for fiscal 1997 were $712,500.

  In 1995, in connection with his employment by the Company, Heywood Wilansky, President and Chief Executive Officer of the Company, received a non-interest bearing loan from the Company in the principal amount of $750,000, which loan was to be forgiven in two installments of $375,000 each in December 1997 and April 1999 provided that Mr. Wilansky remained employed by the Company. One such installment was forgiven in December 1997, and $375,000 in principal amount of such loan remains outstanding.

  In November 1996, the Company extended to James H. Baireuther, Senior Vice President and Chief Financial Officer, an interest-free relocation loan in the amount of $85,000 in connection with his employment by the Company. Such loan was repaid when due in January 1998.

  In January 1998, the Company extended to Patrick J. McIntyre, Senior Vice President, Chief Information Officer, an interest-free relocation loan in the amount of $65,000 in connection with his employment by the Company. Such loan was repaid when due in April 1998.

  In fiscal 1997, Leon D. Starr, a director of the Company, received approximately $65,000 in consulting fees from the Company. The Company anticipates that it will pay Mr. Starr approximately $65,000 in consulting fees in fiscal 1998.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information concerning the beneficial ownership of the Common Stock and Class A Common Stock of (i) the Selling Shareholders; (ii) each person who was known to the Company to be a beneficial owner of more than 5% of the Common Stock or the Class A Common Stock; (iii) each director of the Company; (iv) Heywood Wilansky, President and Chief Executive Officer of the Company, and each of the other Named Executives; and
(v) all of the Company's directors and executive officers as a group, as of April 24, 1998 and as adjusted to reflect the sale of 1,500,000 shares of Common Stock by the Selling Shareholders and 2,500,000 shares of Common Stock by the Company in the offering:

                               CLASS A
                            COMMON STOCK                          COMMON STOCK(1)
                          -------------------- -----------------------------------------------------------------------
                                                      SHARES                                    SHARES TO BE
                                                BENEFICIALLY OWNED                           BENEFICIALLY OWNED
                                               PRIOR TO THE OFFERING                         AFTER THE OFFERING
  NAME AND ADDRESS OF                          ----------------------------- SHARES BEING    -------------------------
    BENEFICIAL OWNER       NUMBER      PERCENT   NUMBER           PERCENT      OFFERED         NUMBER        PERCENT
M. Thomas
 Grumbacher(2)(3).......  2,444,616(4)  81.8%      5,141,811(5)       57.8%     998,000(6)     4,084,084(7)     35.8%
David J. Kaufman(8).....    545,237(9)  18.2%      1,397,191(10)      15.7%           0(11)    1,097,964(12)     9.6%
Nancy T. Grumbacher.....        --       --          270,450(13)       3.0%           0(14)      210,723(15)     1.8%
Mary Jo Grumbacher(16)..    545,237(9)  18.2%      1,251,741(17)      14.1%      25,000(18)      991,741(19)     8.7%
David J. Kaufman and
 Mary Jo Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of Max
 Aaron Grumbacher(20)...    181,745      6.1%        375,579(21)       4.2%      86,667          288,912(21)     2.5%
David J. Kaufman and
 Mary Jo Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of
 Matthew Reed
 Grumbacher(20).........    181,745      6.1%        375,579(21)       4.2%      86,667          288,912(21)     2.5%
David J. Kaufman and
 Mary Jo Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of Beth
 Anne Grumbacher(20)....    181,745      6.1%        375,579(21)       4.2%      86,666          288,913(21)     2.5%
David J. Kaufman and
 Nancy T. Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of Max
 Aaron Grumbacher(22)...        --       --           16,250             *        6,833            9,417           *
David J. Kaufman and
 Nancy T. Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of
 Matthew Reed
 Grumbacher(22).........        --       --           16,250             *        6,833            9,417           *
David J. Kaufman and
 Nancy T. Grumbacher, as
 Trustees for the M.
 Thomas Grumbacher Trust
 for the benefit of Beth
 Anne Grumbacher(22)....        --       --           12,950             *        6,834            6,116           *
The Grumbacher Family
 Foundation.............        --       --          225,000           2.5%      39,227          185,773         1.6%
Mercersburg Academy.....                             157,273           1.8%     157,273                0           *
Brinson Holdings,               --       --          711,181(23)       8.0%           0          711,181(23)     6.2%
 Inc. ..................
 209 South LaSalle
 Street
 Chicago, IL 60604-1295
Dimensional Fund                --       --          491,400(24)       5.5%           0          491,400(24)     4.3%
 Advisors, Inc. ........
 1299 Ocean Avenue
 Santa Monica, CA 90401
Heywood Wilansky........        --       --          364,467(25)       4.1%           0          364,467(25)     3.2%
Samuel J. Gerson........        --       --            2,000(26)         *            0            2,000(26)       *
Michael L. Gleim........        --       --          198,152(27)       2.2%           0          198,152(27)     1.7%
Roger S. Hillas.........        --       --            4,000(26)         *            0            4,000(26)       *
Lawrence J. Ring........        --       --            2,000(26)         *            0            2,000(26)       *
Leon D. Starr...........        --       --           48,080             *            0           48,080           *
Leon F. Winbigler.......        --       --            3,000(26)         *            0            3,000(26)       *
Douglas G. Lamm.........        --       --           49,691(28)         *            0           49,691(28)       *
James H. Baireuther.....        --       --           15,800(29)         *            0           15,800(29)       *
All directors and
 executive officers as a
 group (22 persons).....  2,444,616     81.8%      6,026,802(30)      67.7%     998,000(6)     4,969,075(30)    43.6%
 Total shares of Common
  Stock being offered by
  Selling Shareholders..                                                      1,500,000

---------------------
* Less than one percent.
(1) Each share of Class A Common Stock is convertible at any time into one share of Common Stock. Accordingly, the number of shares of Common Stock for any person owning Class A Common Stock includes the number of shares of Common Stock issuable upon conversion of all shares of Class A Common Stock beneficially owned by such person. Also, in accordance with Rule 13d-3(d)(1) under the Exchange Act, the total number of shares of Common Stock outstanding for purposes of calculating percentage ownership of a person or group owning Class A Common Stock includes the number of shares of Class A Common Stock beneficially owned by such person or group.
(2) M. Thomas Grumbacher is the Chairman of the Board of the Company.
(3) The address of M. Thomas Grumbacher is c/o the Company, 2801 East Market Street, York, PA 17402.
(4) Includes 38,363 shares of Class A Common Stock held by a trust for the benefit of a child of Mr. Grumbacher, of which Mr. Grumbacher is the sole trustee. Does not include an aggregate of 545,237 shares of Class A Common Stock held by other trusts for the benefit of Mr. Grumbacher's three children of which David J. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Grumbacher disclaims beneficial ownership of all shares referred to in this note.
(5) Includes 225,000 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Mr. Grumbacher, Mr. Grumbacher's spouse Nancy T. Grumbacher, and David J. Kaufman are the directors. Also includes 40,915 shares of Common Stock held by a trust for the benefit of a child of Mr. Grumbacher, of which Mr. Grumbacher is the sole trustee, and 45,450 shares of Common Stock held by trusts for the benefit of Mr. Grumbacher's three children of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees. Does not include an aggregate of 545,237 shares of Class A Common Stock and 581,504 shares of Common Stock held by other trusts for the benefit of Mr. Grumbacher's three children of which David J. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Grumbacher disclaims beneficial ownership of all shares referred to in this note.
(6) Excludes 39,227 shares of Common Stock offered by The Grumbacher Family Foundation of which Mr. Grumbacher, Mr. Grumbacher's spouse, Nancy T. Grumbacher, and David J. Kaufman are the directors and 20,500 shares of Common Stock offered by trusts for the benefit of Mr. Grumbacher's three children, of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees. Mr. Grumbacher disclaims beneficial ownership of all shares referred to in this note.
(7) Includes 185,773 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Mr. Grumbacher, Mr. Grumbacher's spouse Nancy T. Grumbacher, and David J. Kaufman are the directors. Also includes 40,915 shares of Common Stock held by a trust for the benefit of a child of Mr. Grumbacher, of which Mr. Grumbacher is the sole trustee, and 24,950 shares of Common Stock held by trusts for the benefit of Mr. Grumbacher's three children of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees. Does not include an aggregate of 545,237 shares of Class A Common Stock and 321,500 shares of Common Stock held by other trusts for the benefit of Mr. Grumbacher's three children of which David J. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Grumbacher disclaims beneficial ownership of all shares referred to in this note.
(8) The address of Mr. Kaufman is c/o Wolf, Block, Schorr and Solis-Cohen LLP, Twelfth Floor Packard Building, 111 South 15th Street, Philadelphia, PA 19102.
(9) Consists of 545,237 shares of Class A Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Kaufman and Mary Jo Grumbacher each disclaim beneficial ownership of these shares.
(10) Includes 225,000 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Mr. Kaufman, Nancy T. Grumbacher and M. Thomas Grumbacher are the directors, 45,450 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Nancy T. Grumbacher are the co-trustees and an aggregate of 545,237 shares of Class A Common Stock and 581,504 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Kaufman disclaims beneficial ownership of all shares referred to in this note.
(11) Excludes 260,000 shares of Common Stock offered by trusts held for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Mary Jo Grumbacher are the co-trustees, 20,500 shares of Common Stock offered by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Nancy T. Grumbacher are the co-trustees, and 39,227 shares of Common Stock offered by The Grumbacher Family Foundation, of which Mr. Kaufman, M. Thomas Grumbacher and Nancy
     T. Grumbacher are the directors. Mr. Kaufman disclaims beneficial ownership of all shares referred to in this note.
(12) Includes 185,773 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Mr. Kaufman, Nancy T. Grumbacher and M. Thomas Grumbacher are the directors, 24,950 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Nancy T. Grumbacher are the co-trustees and an aggregate of 545,237 shares of Class A Common Stock and 321,500 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mr. Kaufman and Mary Jo Grumbacher are the co-trustees. Mr. Kaufman disclaims beneficial ownership of all shares referred to in this note.
(13) Consists of 45,450 shares of Common Stock held in trusts for the benefit of M. Thomas Grumbacher's three children, of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees, and 225,000 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Nancy T. Grumbacher, M. Thomas Grumbacher and David J. Kaufman are the directors. Nancy T. Grumbacher disclaims beneficial ownership of the shares referred to in this note.
(14) Excludes 20,500 shares of Common Stock offered by trusts for the benefit of M. Thomas Grumbacher's three children, of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees and 39,227 shares of Common Stock offered by The Grumbacher Family Foundation, of which Nancy T. Grumbacher, M. Thomas Grumbacher and David J. Kaufman are the directors. Nancy T. Grumbacher disclaims beneficial ownership of all shares referred to in this note.

(15) Consists of 24,950 shares of Common Stock held in trusts for the benefit of M. Thomas Grumbacher's three children, of which Nancy T. Grumbacher and David J. Kaufman are the co-trustees, and 185,773 shares of Common Stock held by The Grumbacher Family Foundation, a charitable foundation of which Nancy T. Grumbacher, M. Thomas Grumbacher and David J. Kaufman are the directors. Nancy T. Grumbacher disclaims beneficial ownership of the shares referred to in this note.
(16) The address of Mary Jo Grumbacher is 174 Eleventh Avenue, San Francisco, CA 94118.
(17) Includes an aggregate of 545,237 shares of Class A Common Stock and 581,504 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mary Jo Grumbacher and David
     J. Kaufman are the co-trustees. Mary Jo Grumbacher disclaims beneficial ownership of the shares referred to in this note.
(18) Excludes 260,000 shares of Common Stock offered by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mary Jo Grumbacher and David J. Kaufman are the co-trustees. Mary Jo Grumbacher disclaims beneficial ownership of the shares referred to in this note.
(19) Includes an aggregate of 545,237 shares of Class A Common Stock and 321,500 shares of Common Stock held by trusts for the benefit of M. Thomas Grumbacher's three children, of which Mary Jo Grumbacher and David
     J. Kaufman are the co-trustees. Mary Jo Grumbacher disclaims beneficial ownership of the shares referred to in this note.
(20) Such trust was created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989.
(21) Includes 181,745 shares of Class A Common Stock held by such trust.
(22) Such trust was created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993.
(23) Based solely on a review of a Schedule 13G dated February 10, 1998 filed with the Securities and Exchange Commission. Such shares are held by Brinson Partners, Inc. and Brinson Trust Company, which are subsidiaries of Brinson Holdings, Inc.
(24) Based solely on a review of a Schedule 13G dated February 10, 1998 filed with the Securities and Exchange Commission. Such shares are owned by advisory clients of Dimensional Fund Advisors Inc. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such shares.
(25) Includes 250,000 Restricted Shares issued pursuant to the Option Plan but excludes 250,000 restricted shares to be awarded subject to shareholder approval.
(26) Includes options to purchase 1,000 shares of Common Stock.
(27) Includes options to purchase 126,416 shares of Common Stock and 6,666 Restricted Shares issued pursuant to the Option Plan.
(28) Includes 10,276 Restricted MIP Shares issued pursuant to the MIP and 25,000 Restricted Shares issued pursuant to the Option Plan.
(29) Includes options to purchase 5,000 shares of Common Stock.
(30) Includes 281,666 Restricted Shares issued pursuant to the Option Plan, options to purchase 272,541 shares of Common Stock and 37,359 Restricted MIP Shares issued pursuant to the MIP.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of (i) 40,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class A Common Stock and
(iii) 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Prior to this offering, there were 8,902,925 shares of Common Stock and 2,989,853 shares of Class A Common Stock issued and outstanding. Upon the closing of this offering, 11,402,925 shares of Common Stock will be issued and outstanding and 2,989,853 shares of Class A Common Stock will be issued and outstanding, all of which shares of Class A Common Stock will be owned by the Grumbacher Family. There are currently no shares of Preferred Stock outstanding.

  The following summary description relating to the Company's capital stock sets forth the material terms of the capital stock, but does not purport to be complete. A description of the Company's capital stock is contained in the Company's Articles of Incorporation (the "Articles of Incorporation"), which are filed as an exhibit to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

COMMON STOCK AND CLASS A COMMON STOCK

  Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Common Stock and the Class A Common Stock are identical in all respects, except that (i) at every meeting or action by consent in writing of the shareholders, the holders of Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to ten votes per share; (ii) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class A Common Stock may be paid in shares of Class A Common Stock or (with the majority approval of the holders of the Class A Common Stock) Common Stock; (iii) in the case of any combination or reclassification of the Common Stock, shares of Class A Common Stock shall also be combined or reclassified so as to maintain the relationship of the number of shares of Common Stock outstanding to the number of shares of Class A Common Stock outstanding; and (iv) shares of Class A Common Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Restrictions on Transfer of Class A Common Stock." Except as described above, issuances of additional shares of Class A Common Stock (except in connection with stock splits, combinations, reclassifications and stock dividends) and modifications of the terms of the Class A Common Stock require the approval of a majority of the holders of the Common Stock and Class A Common Stock, voting as separate classes. Except as described above or as required by law, holders of Common Stock and Class A Common Stock vote together as a single class on all matters presented to the shareholders for their vote or approval, including, without limitation, the election of directors. The shareholders are not entitled to vote cumulatively for the election of directors. Shareholders may act without a meeting upon written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

  After the sale of the Common Stock offered hereby, the outstanding shares of Common Stock will equal 79.2% of the total Common Shares outstanding and will represent approximately 27.6% of the combined voting power of the Common Shares, and the outstanding shares of Class A Common Stock will equal 20.8% of the total Common Shares outstanding and will represent approximately 72.4% of the combined voting power of the Common Shares. The holders of the Class A Common Stock, in particular M. Thomas Grumbacher, will have sufficient voting power to determine the outcome of any matter submitted to the shareholders for approval, including the power to determine the outcome of all corporate transactions and the election of directors.

  Each share of Common Stock and Class A Common Stock is entitled to receive dividends and other distributions in cash, stock or property of the Company if, as and when declared by the Board of Directors out of assets or funds legally available therefor. The Common Stock and Class A Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors, provided that in the event of a dividend of shares or other equity interests of a corporation or other entity, if the equity interests consist of two classes, one of which is entitled to one vote per interest and the other of which is entitled to ten or fewer votes per interest, the Board of Directors may distribute the interests with multiple votes to the holders of Class A Common Stock provided that the multiple-vote interests distributed are in the same proportion to the single vote interests distributed as the number of shares of Class A Common Stock are to the shares of Common Stock.

  In the event of a merger or consolidation to which the Company is a party, each share of Common Stock and Class A Common Stock will be entitled to receive the same consideration, except that in the event of a merger, consolidation, division or exchange in which holders of Class A Common Stock will receive in exchange for their Class A Common Stock shares equity interests of the surviving, resulting or exchanging entity, such holders of Class A Common Stock shall be entitled to receive equity interests having substantially similar relative designations, preferences, qualifications, privileges, limitations, restrictions and rights as those of the Class A Common Stock.

  Shareholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any Preferred Stock, all holders of Common Shares, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to shareholders on liquidation, dissolution or winding up of the Company. No Common Shares are subject to redemption or a sinking fund. The Company may not subdivide or combine shares of either class of Common Shares without at the same time proportionally subdividing or combining shares of the other class of Common Shares.

  Conversion Rights and Restrictions on Transfer of Class A Common Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class A Common Stock is convertible at any time and from time to time into one share of Common Stock.

  Shares of Class A Common Stock may not be transferred except to (i) M. Thomas Grumbacher, (ii) certain family members of Mr. Grumbacher, (iii) trusts primarily for the benefit of such family members, (iv) certain entities controlled by Mr. Grumbacher or certain members of his family or (v) the estate of the holder of such Class A Common Stock (collectively, "Permitted Transferees"). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class A Common Stock will automatically convert into an equal number of shares of Common Stock. In addition, holders of the Class A Common Stock have entered into a shareholders' agreement pursuant to which each such shareholder (other than M. Thomas Grumbacher) has granted to M. Thomas Grumbacher (or, if applicable, Mr. Grumbacher's personal representative) a right of first refusal to acquire any shares of Class A Common Stock proposed to be transferred. Accordingly, no trading market is expected to develop in the Class A Common Stock and the Class A Common Stock will not be listed or traded on any exchange or in any market.

  Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Common Stock and Class A Common Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by shareholders of the Company other than the holders of Class A Common Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from shareholders at such a premium price.

PREFERRED STOCK

  The Company has authorized 5,000,000 shares of Preferred Stock. No shares of Preferred Stock have been issued and the Company does not presently contemplate the issuance of such shares. The Board of Directors is empowered by the Articles of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without any action of the shareholders. The Board of Directors may authorize issuances in one or more classes or series, and may fix and determine the relative rights, preferences and limitations of each class or series so authorized. Such action could adversely affect the voting power of the holders of the Common Stock or the Class A Common Stock or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

ANTI-TAKEOVER PROVISIONS

  Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), which is applicable to the Company, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. In general, Subchapter F of Chapter 25 of the BCL delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the Company, unless prior approval of the Board of Directors is given. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing the Company's assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, would be a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of this offering the Company will have 11,402,925 shares of Common Stock outstanding (assuming no exercise of the Underwriters' overallotment option), and 1,128,352 shares of Common Stock will be reserved for issuance upon the exercise of outstanding stock options pursuant to the Company's stock option plans. Of the outstanding shares of Common Stock, 9,267,226 shares, including all of the shares of Common Stock sold in this offering, will be freely tradeable without restriction or registration under the Securities Act. The remaining 2,135,699 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as defined by Rule 144 of the Securities Act and may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration (including pursuant to Rule
144).

  In general, under Rule 144 a person who has beneficially owned for at least one year shares of Common Stock that are treated as restricted securities, including an "affiliate" as that term is defined in the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale, subject to certain requirements concerning availability of public information and manner and notice of sale. In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirements, in order to sell shares of Common Stock that are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least a two year holding period may resell such shares without compliance with the foregoing requirements. All of the 2,135,699 restricted shares of Common Stock have been issued for more than two years and will be eligible for sale under Rule 144(k) if their holders qualify for non-affiliate status.

  In addition to the 9,267,226 shares of Common Stock which upon completion of this offering will be freely tradeable without restriction or registration under the Securities Act, the Company has outstanding 2,989,853 shares of Class A Common Stock, all of which are owned by the Grumbacher Family. Each share of Class A Common Stock is convertible into one share of Common Stock. See "Description of Capital Stock--Common Stock and Class A Common Stock-- Conversion Rights and Restrictions on Transfer of Class A Common Stock." Any shares of Common Stock acquired by the Grumbacher Family upon conversion of shares of Class A Common Stock would be freely tradeable, subject to the limitations under Rule 144 under the Securities Act applicable to affiliates of the Company.

  Upon the completion of this offering, it is expected that there will be 1,128,352 shares of Common Stock issuable upon exercise of options granted under the Company's stock option plans, approximately 384,315 of which are currently vested and the remainder of which will vest at various times through 2001.

  The Company, the Selling Shareholders, the executive officers and directors of the Company and certain shareholders of the Company holding in the aggregate 2,632,136 shares of Common Stock have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register the sale of, offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock, subject to certain limited circumstances.

                                 UNDERWRITING

  Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and NationsBanc Montgomery Securities LLC are acting as representatives, have severally agreed to purchase from the Company and the Selling Shareholders an aggregate of 4,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                      NUMBER OF
                  UNDERWRITERS                                         SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation............... 1,462,500
   NationsBanc Montgomery Securities LLC............................. 1,462,500
   BancAmerica Robertson Stephens....................................    50,000
   Bear, Stearns & Co. Inc. .........................................    50,000
   BT Alex. Brown Incorporated.......................................    50,000
   CIBC Oppenheimer Corp ............................................    50,000
   Credit Suisse First Boston Corporation............................    50,000
   A.G. Edwards & Sons, Inc. ........................................    50,000
   Furman Selz LLC...................................................    50,000
   Goldman, Sachs & Co. .............................................    50,000
   Lazard Freres & Co. LLC...........................................    50,000
   Lehman Brothers Inc. .............................................    50,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................    50,000
   Morgan Stanley & Co., Incorporated................................    50,000
   PaineWebber Incorporated..........................................    50,000
   Prudential Securities Incorporated................................    50,000
   Salomon Smith Barney..............................................    50,000
   The Buckingham Research Group Incorporated........................    25,000
   Crowell, Weedon & Co. ............................................    25,000
   EDWARD D. JONES & CO., L.P. ......................................    25,000
   Fahnestock & Co., Inc. ...........................................    25,000
   First Montauk Securities Corp. ...................................    25,000
   Janney Montgomery Scott Inc. .....................................    25,000
   C.L. King & Associates, Inc. .....................................    25,000
   McDonald & Company Securities, Inc. ..............................    25,000
   Parker/Hunter Incorporated........................................    25,000
   Pennsylvania Merchant Group Ltd. .................................    25,000
   Raymond James & Associates, Inc. .................................    25,000
   Sands Brothers & Co., Ltd. .......................................    25,000
   Stifel, Nicolaus & Company, Incorporated..........................    25,000
                                                                      ---------
     Total........................................................... 4,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

  The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of $0.48 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the price to the public, the concession and the discount to dealers may be changed by Donaldson, Lufkin & Jenrette Securities Corporation and NationsBanc Montgomery Securities LLC.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the initial price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's commitment as indicated in the preceding table.

  In the Underwriting Agreement, the Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, the Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, the Selling Shareholders, the executive officers and directors of the Company and certain shareholders of the Company have each agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, register the sale of, sell, offer to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of Common Stock, for a period of 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of shares of the Common Stock in the open market after distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions.

  The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted an exemption from these rules that permits passive market marking under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to those exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Common Stock during the cooling off period.

  At the request of the Company, the Underwriters have agreed to pay to Tanner & Co., Inc. ("Tanner") a fee related to its acting as a financial advisor to the Company in connection with this offering in the amount of $495,000. Tanner is not acting as an underwriter or a dealer with respect to the Common Stock offered hereby.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company and the Selling Shareholders by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. A retired partner of that firm is a trustee of trusts for the benefit of certain members of the Grumbacher Family that upon completion of the offering will own 1,097,964 shares of Common Stock and 545,237 shares of Class A Common Stock. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information are available for inspection without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, as well as the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Stock is quoted on the Nasdaq National Market, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W. Washington, DC 20006-1506.

  The Company has filed a Registration Statement on Form S-1 (the "Registration Statement," which term shall include any amendments thereto) under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
Report of Independent Public Accountants.................................. F-2
Consolidated Balance Sheets as of January 31, 1998 and February 1, 1997... F-3
Consolidated Statements of Operations for the Years Ended January 31,
 1998, February 1, 1997 and February 3, 1996.............................. F-4
Consolidated Statements of Shareholders' Equity for the Years Ended
 January 31, 1998, February 1, 1997 and February 3, 1996.................. F-5
Consolidated Statements of Cash Flows for the Years Ended January 31,
 1998, February 1, 1997 and February 3, 1996.............................. F-6
Notes to Consolidated Financial Statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of The Bon-Ton Stores, Inc.:

  We have audited the accompanying consolidated balance sheets of The Bon-Ton Stores, Inc. (a Pennsylvania corporation) and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bon-Ton Stores, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Philadelphia, PA
March 4, 1998

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                        JANUARY 31, FEBRUARY 1,
                                                           1998        1997
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $  9,109    $  6,516
  Trade and other accounts receivable, net of allowance
   for doubtful accounts of $1,977 and $2,769 in 1997
   and 1996, respectively..............................    28,485      16,306
  Merchandise inventories..............................   177,783     161,191
  Prepaid expenses and other current assets............     8,835      18,389
                                                         --------    --------
    Total current assets...............................   224,212     202,402
                                                         --------    --------
Property, fixtures and equipment at cost, less
 accumulated depreciation and amortization.............   108,568     117,716
Other assets...........................................    19,906      21,134
                                                         --------    --------
    Total assets.......................................  $352,686    $341,252
                                                         ========    ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................  $ 55,478    $ 51,626
  Accrued payroll and benefits.........................     9,457       7,135
  Accrued expenses.....................................    25,649      25,209
  Current portion of long-term debt....................       556       9,763
  Current portion of obligations under capital leases..       379         351
  Deferred income taxes................................     1,227       1,628
  Income taxes payable.................................     8,388       3,837
                                                         --------    --------
    Total current liabilities..........................   101,134      99,549
                                                         --------    --------
Long-term debt, less current maturities................   121,121     125,620
Obligations under capital leases, less current
 maturities............................................     2,263       2,478
Deferred income taxes..................................       365       1,174
Other long-term liabilities............................     3,409         946
                                                         --------    --------
    Total liabilities..................................   228,292     229,767
                                                         --------    --------
Commitments and contingencies (Note 7)
Shareholders' equity:
  Common Stock--authorized 40,000,000 shares at $0.01
   par value; issued and outstanding shares of
   8,847,333 and 8,349,699 in 1997 and 1996,
   respectively........................................        88          83
  Class A Common Stock--authorized 20,000,000 shares at
   $0.01 par value; issued and outstanding shares of
   2,989,853 in 1997 and 1996..........................        30          30
  Additional paid-in capital...........................    62,585      58,182
  Deferred compensation................................    (2,010)     (1,259)
  Retained earnings....................................    63,701      54,449
                                                         --------    --------
    Total shareholders' equity.........................   124,394     111,485
                                                         --------    --------
    Total liabilities and shareholders' equity.........  $352,686    $341,252
                                                         ========    ========

 The accompanying notes are an integral part of these consolidated statements.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                     FISCAL YEAR ENDED
                                            -------------------------------------
                                            JANUARY 31,  FEBRUARY 1,  FEBRUARY 3,
                                               1998         1997         1996
Net sales.................................. $  656,399   $  626,482   $  607,357
Other income, net..........................      2,349        2,430        2,266
                                            ----------   ----------   ----------
                                               658,748      628,912      609,623
                                            ----------   ----------   ----------
Costs and expenses:
  Costs of merchandise sold................    413,846      395,563      387,947
  Selling, general and administrative......    202,850      197,315      207,058
  Depreciation and amortization............     12,882       12,758       11,895
  Unusual (income) expense (Note 15).......        --        (3,171)       3,280
  Restructuring charges (Note 16)..........        --           --         5,690
                                            ----------   ----------   ----------
Income (loss) from operations..............     29,170       26,447       (6,247)
Interest expense, net......................     13,202       14,687        8,722
                                            ----------   ----------   ----------
Income (loss) before income taxes..........     15,968       11,760      (14,969)
Income tax provision (benefit).............      6,270        4,949       (5,766)
                                            ----------   ----------   ----------
Income (loss) before extraordinary item....      9,698        6,811       (9,203)
Extraordinary item
  --loss on early extinguishment of debt,
   net of income tax benefit of $251.......       (446)         --           --
                                            ----------   ----------   ----------
Net income (loss).......................... $    9,252   $    6,811   $   (9,203)
                                            ==========   ==========   ==========
Per share amounts--
 Basic:
  Net income (loss) before extraordinary
   item.................................... $     0.87   $     0.62   $    (0.83)
  Effect of extraordinary item.............      (0.04)         --           --
                                            ----------   ----------   ----------
  Net income (loss)........................ $     0.83   $     0.62   $    (0.83)
                                            ==========   ==========   ==========
 Basic shares outstanding.................. 11,122,000   11,064,000   11,044,000
 Diluted:
  Net income (loss) before extraordinary
   item.................................... $     0.85   $     0.61   $    (0.83)
  Effect of extraordinary item.............      (0.04)         --           --
                                            ----------   ----------   ----------
  Net income (loss)........................ $     0.81   $     0.61   $    (0.83)
                                            ==========   ==========   ==========
 Diluted shares outstanding................ 11,377,000   11,106,000   11,044,000

 The accompanying notes are an integral part of these consolidated statements.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                CLASS A ADDITIONAL
                         COMMON COMMON   PAID-IN     DEFERRED   RETAINED
                         STOCK   STOCK   CAPITAL   COMPENSATION EARNINGS   TOTAL
Balance at January 28,
 1995...................  $ 51   $ 59    $55,827     $  (331)   $56,841   $112,447
Net loss................   --     --         --          --      (9,203)    (9,203)
Issuance of stock under
 Stock Award Plans......     3    --       1,771      (1,774)       --         --
Deferred compensation
 amortization...........   --     --         --          293        --         293
Exercised stock
 options................   --     --         643         --         --         643
Cancellation of
 Restricted Shares......   --     --         (44)         38        --          (6)
Conversion of Class A
 Common Stock to Common
 Stock..................    29    (29)       --          --         --         --
                          ----   ----    -------     -------    -------   --------
Balance at February 3,
 1996...................    83     30     58,197      (1,774)    47,638    104,174
Net income..............   --     --         --          --       6,811      6,811
Deferred compensation
 amortization...........   --     --         --          505        --         505
Cancellation of
 Restricted Shares......   --     --         (15)         10        --          (5)
                          ----   ----    -------     -------    -------   --------
Balance at February 1,
 1997...................    83     30     58,182      (1,259)    54,449    111,485
Net income..............   --     --         --          --       9,252      9,252
Issuance of stock under
 Stock Award Plans......     2    --       2,094      (1,256)       --         840
Deferred compensation
 amortization...........   --     --         --          505        --         505
Exercised stock
 options................     3    --       2,314         --         --       2,317
Cancellation of
 Restricted Shares......   --     --          (5)        --         --          (5)
                          ----   ----    -------     -------    -------   --------
Balance at January 31,
 1998...................  $ 88   $ 30    $62,585     $(2,010)   $63,701   $124,394
                          ====   ====    =======     =======    =======   ========


 The accompanying notes are an integral part of these consolidated statements.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FISCAL YEAR ENDED
                                            -----------------------------------
                                            JANUARY 31, FEBRUARY 1, FEBRUARY 3,
                                               1998        1997        1996
Cash flows from operating activities:
 Net income (loss).........................  $   9,252   $   6,811   $  (9,203)
 Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
   Depreciation and amortization...........     12,882      12,758      11,895
   Bad debt and other noncash charges......        700         924         229
   Stock compensation expense..............      1,345         505         293
   Gain on sale of property, fixtures and
    equipment..............................        (17)       (407)       (144)
   Cancellation of Restricted Shares.......         (5)         (5)         (6)
   (Increase) decrease in other long-term
    assets.................................        (80)        320         825
   Deferred income taxes...................     (1,210)      4,116       6,709
   Decrease in other long-term
    liabilities............................       (523)       (476)     (2,686)
   Extraordinary loss on debt
    extinguishment.........................        697         --          --
   Loss from restructuring activities......        --          --        5,690
   Restructuring payments..................       (580)     (1,252)       (413)
 Changes in operating assets and
  liabilities:
  (Increase) decrease in accounts
   receivable..............................    (34,879)        216       7,728
  Increase in merchandise inventories......    (16,592)    (19,450)    (21,087)
  Decrease (increase) in prepaid expenses
   and other current assets................      9,554      (4,827)     (4,118)
  Decrease (increase) in income taxes
   receivable..............................        --        8,549      (8,549)
  Increase (decrease) in accounts payable..      3,852      (3,542)     13,138
  Increase (decrease) in accrued expenses..      3,343      (6,823)     (9,365)
  Increase (decrease) in income taxes
   payable.................................      4,551       1,334      (5,185)
                                             ---------   ---------   ---------
    Total adjustments......................    (16,962)     (8,060)     (5,046)
                                             ---------   ---------   ---------
    Net cash used in operating activities..     (7,710)     (1,249)    (14,249)
Cash flows from investing activities:
 Capital expenditures, net.................    (10,978)     (9,730)    (43,587)
 Proceeds from sale of property, fixtures
  and equipment............................         17         855         278
 Purchase of accounts receivable...........        --          --      (30,138)
 Proceeds from sale of accounts receivable,
  net......................................     22,000         --       25,000
 Proceeds from sale and leaseback
  arrangement..............................     10,841         --          --
                                             ---------   ---------   ---------
    Net cash provided by (used in)
     investing activities..................     21,880      (8,875)    (48,447)
Cash flows from financing activities:
 Payments on long-term debt and capital
  lease obligations........................   (320,996)   (233,826)   (301,738)
 Proceeds from issuance of long-term debt..    307,102     220,125     369,000
 Proceeds from issuance of mortgages.......        --       23,400         --
 Exercised stock options...................      2,317         --          643
                                             ---------   ---------   ---------
    Net cash (used in) provided by
     financing activities..................    (11,577)      9,699      67,905
    Net increase (decrease) in cash and
     cash equivalents......................      2,593        (425)      5,209
Cash and cash equivalents at beginning of
 period....................................      6,516       6,941       1,732
                                             ---------   ---------   ---------
Cash and cash equivalents at end of
 period....................................  $   9,109   $   6,516   $   6,941
                                             =========   =========   =========

 The accompanying notes are an integral part of these consolidated statements.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  The Bon-Ton Stores, Inc., a Pennsylvania corporation, was incorporated on January 31, 1996 as the successor of a company established on January 31, 1929 and currently operates, through its subsidiaries, 64 retail department stores located in Pennsylvania, New York, Maryland, West Virginia and New Jersey.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of The Bon-Ton Stores, Inc. and its wholly-owned subsidiaries (the "Company"). All intercompany transactions have been eliminated in consolidation.

 ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 FISCAL YEAR

  The Company's fiscal year ends on the Saturday nearer to January 31 of the following calendar year, and consisted of fifty-two weeks for fiscal years 1997 and 1996, and fifty-three weeks for fiscal year 1995. Fiscal years 1997, 1996 and 1995 ended on January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

 CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are generally overnight money market investments.

 MERCHANDISE INVENTORIES

  For both financial reporting and tax purposes, merchandise inventories are determined by the retail method, using a LIFO (last-in, first-out) cost basis. The estimated cost to replace inventories was $180,083 and $161,945 as of January 31, 1998 and February 1, 1997, respectively.

 PROPERTY, FIXTURES AND EQUIPMENT: DEPRECIATION AND AMORTIZATION

  Depreciation and amortization of property, fixtures and equipment are computed using the straight-line method based upon the following average estimated service lives (or remaining lease terms):

      Buildings................................................. 20 to 40 years
      Leasehold improvements....................................       15 years
      Fixtures and equipment....................................  5 to 10 years

  No depreciation is recorded until property, fixtures and equipment are placed into service. Property, fixtures and equipment not placed into service are classified as construction in progress.

  The Company capitalizes interest costs incurred as a result of the construction of any new facilities or major improvements. The amount of interest capitalized is limited to that incurred during the construction period.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

Repair and maintenance costs are charged to operations as incurred. Property retired or sold is removed from the asset and accumulated depreciation accounts and the resulting gain or loss is reflected in income.

  The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are generally amortized over the shorter of the lease term or the useful life of the asset. Capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. Capital leases are amortized over the primary term.

 STORE OPENING AND CLOSING COSTS

  The Company follows the practice of accounting for store opening costs incurred prior to opening a new retail unit as a current period expense. When the decision to close a retail unit is made, the Company provides for estimated future net lease obligations after store operations cease; nonrecoverable investments in property, fixtures and equipment; and other expenses directly related to discontinuance of operations. The estimates are based upon historical information along with certain assumptions about future events. Changes in the assumptions for store closing costs for such items as the estimated period of future lease obligations and the amounts actually realized relating to the recorded value of property, fixtures and equipment could cause these estimates to change in the near term.

 ADVERTISING

  Advertising production costs are expensed the first time the advertisement is run. Media placement costs are expensed in the period the advertising appears. Total advertising expenses included in selling, general and administrative expense for fiscal years 1997, 1996 and 1995 were $27,095, $28,747 and $25,377, respectively. Prepaid expenses and other current assets include prepaid advertising costs of $687 and $756 at January 31, 1998 and February 1, 1997, respectively.

 LEASED DEPARTMENT SALES

  The Company leases space in several of its stores and receives compensation based on a percentage of sales made in these departments. Other income, net includes leased department rental income of approximately $2,502, $2,719 and $2,607 in fiscal 1997, 1996 and 1995, respectively.

 REVOLVING CHARGE ACCOUNTS

  Finance charge income on customers' revolving charge accounts is reflected as a reduction of selling, general and administrative expenses. The finance charge income earned by the Company, before considering the costs of administering and servicing the revolving charge accounts, for fiscal years 1997, 1996 and 1995 was $25,019, $19,502 and $21,869, respectively (see Note
4).

 STOCK-BASED COMPENSATION

  The Company follows Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. As permitted under SFAS No. 123, the Company has elected to continue to account for compensation costs under the provisions prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has included pro forma disclosures of net income (loss) and basic and diluted earnings
(loss) per share in Note 11 as if the fair value based method had been applied in measuring compensation cost.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

 NET INCOME (LOSS) PER SHARE

  In the fourth quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128, which supersedes Accounting Principles Board Opinion No. 15, "Earnings per Share," requires dual presentation of Basic and Diluted earnings per share ("EPS") on the face of the statement of operations. Basic EPS is computed by dividing reported earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed assuming the conversion of all dilutive securities, such as options and restricted stock. The effect of the adoption of SFAS No. 128 was immaterial to the financial statements of the Company. In accordance with SFAS No. 128, all prior period per share amounts have been restated to reflect the new calculation and presentation. The statement requires a reconciliation of the numerators and denominators used in the Basic and Diluted EPS calculations. The numerator, net income (loss), is identical in both calculations. The following table presents a reconciliation of the shares outstanding for the respective calculations, as well as the calculated EPS for each period presented on the accompanying Consolidated Statements of Operations. The EPS shown in the reconciliation represents EPS before the impact of extraordinary items.

                                  1997             1996             1995
                            ---------------- ---------------- -----------------
                              SHARES    EPS    SHARES    EPS    SHARES    EPS
Basic Calculation.......... 11,122,000 $0.87 11,064,000 $0.62 11,044,000 $(0.83)
Dilutive Securities--
  Restricted Shares........     72,000           10,000              --
  Options..................    183,000           32,000              --
                            ---------- ----- ---------- ----- ---------- ------
Diluted Calculation........ 11,377,000 $0.85 11,106,000 $0.61 11,044,000 $(0.83)
                            ========== ===== ========== ===== ========== ======

 RECLASSIFICATIONS

  To conform to the 1997 presentation, store pre-opening expenses incurred in 1995 of $2,191 were reclassified from unusual (income) expense to selling, general and administrative expenses on the Consolidated Statements of Operations.

 ACCOUNTING FOR LONG-LIVED ASSETS

  In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses to be recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS No. 121 also requires any long-lived assets held for sale be reported at the lower of carrying amount or the fair value less selling cost. The adoption of this statement had no effect on the consolidated financial results of the Company.

 TRANSFERS AND SERVICING OF FINANCIAL ASSETS

  In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). Under SFAS No. 125, a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent consideration other than beneficial interests in the transferred assets is received in exchange. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between assets sold, if

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

any, and retained interests, if any, based on their relative fair value at the date of transfer. The adoption of this statement on January 1, 1997 did not have a material effect on the consolidated financial results of the Company for fiscal 1997 or fiscal 1996.

2. DEBT:

  Debt consisted of the following:

                                                         JANUARY 31, FEBRUARY 1,
                                                            1998        1997
   Revolving credit agreement--principal payable April
    15, 2000; interest payable periodically at varying
    rates (8.11% for fiscal year 1997).................   $ 88,900    $ 37,000
   Term loan...........................................        --       65,000
   Mortgage notes payable--principal payable in varying
    monthly installments through June 2016 plus
    interest at a fixed rate of 9.62%; secured by land
    and buildings......................................     21,918      22,306
   Mortgage note payable--principal and interest in
    monthly installments of $68 through January 2001,
    with a balloon payment in February 2001; interest
    11.00%; secured by buildings.......................      6,359       6,465
   Mortgage notes payable--principal payable February
    1, 2012; interest payable monthly at various rates;
    secured by a building..............................      4,500       4,500
   Other notes payable.................................        --          112
                                                          --------    --------
   Total debt..........................................    121,677     135,383
   Less: current maturities............................        556       9,763
                                                          --------    --------
   Long-term debt......................................   $121,121    $125,620
                                                          ========    ========

  In April 1997, the Company entered into a three-year revolving credit agreement with several financial institutions, replacing the Company's previous $86,250 term loan and $85,000 revolving credit agreement. The new agreement provides for a borrowing base, with subjective elements, determined upon eligible inventory and selected fixed assets and real estate, up to an aggregate principal amount of $200,000. As of January 31, 1998, the Company borrowed $88,900 with $17,500 of borrowings remaining available under this agreement. The interest charged under this agreement, based on LIBOR or an index rate plus an applicable margin, is determined by a formula based on the Company's interest coverage ratios (defined as the ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to interest expense). In connection with the repayment of the previous term loan and revolving credit agreement, the Company recognized a one-time extraordinary after-tax charge of $446, or $0.04 per share in fiscal 1997.

  In May 1996, the Company entered into a $23,400, twenty-year mortgage agreement, secured by its four stores in Rochester, New York. The net proceeds were used to repay debt and to fund ongoing working capital requirements.

  The Company maintains an interest rate swap portfolio which allows the Company to convert floating rate borrowings to fixed rates. The following table indicates the notional amounts and the range of interest rates paid and received by the Company as of January 31, 1998 and February 1, 1997:

                                                         JANUARY 31, FEBRUARY 1,
                                                            1998        1997
   Fixed swaps (notional amount)........................     $60,000     $60,000
     Range of receive rate.............................. 5.56%-6.24% 5.50%-6.24%
     Range of pay rate.................................. 5.97%-8.06% 7.02%-8.06%

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)


  The interest rate swap agreements will expire on various dates from January 29, 1999 to December 22, 2000. The net income or expense from the exchange of interest rate payments is included in interest expense. The estimated fair value, based on dealer quotes, of the interest rate swap agreements at January 31, 1998 and February 1, 1997 was a loss of $1,261 and $1,963, respectively, and represents the amount the Company would pay if the agreements were terminated as of such dates.

  Several of the Company's loan agreements contain restrictive covenants, including a minimum trade support ratio, a minimum fixed charge ratio and limitations on dividends, additional incurrence of debt and capital expenditures.

  The fair value of the Company's debt, excluding interest rate swaps, is estimated at $122,310 and $133,844 on January 31, 1998 and February 1, 1997, respectively, and is based on an estimate of the rates available to the Company for debt with similar features.

  Debt maturities, as of January 31, 1998, are as follows:

      1998............................................................. $    556
      1999.............................................................      604
      2000.............................................................   89,570
      2001.............................................................    6,542
      2002.............................................................      639
      2003 and thereafter..............................................   23,766
                                                                        --------
                                                                        $121,677
                                                                        ========

3. INTEREST COSTS:

  Interest and debt costs were:

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             JANUARY 31, FEBRUARY 1, FEBRUARY 3,
                                                1998        1997        1996
   Interest cost incurred...................   $13,441     $14,955     $ 9,820
   Interest income..........................      (234)       (153)       (437)
   Capitalized interest, net................        (5)       (115)       (661)
                                               -------     -------     -------
   Interest expense, net....................   $13,202     $14,687     $ 8,722
                                               =======     =======     =======
   Interest paid............................   $12,887     $14,898     $10,441
                                               =======     =======     =======

4. SALE OF RECEIVABLES:

  The Company securitizes its private credit card portfolio through an accounts receivable facility (the "Facility"). Under the securitization agreement, which expires in January 2000 and is contingent upon the receivables meeting certain performance criteria, the Company has the option to sell through The Bon-Ton Receivables Partnership, LP ("BTRLP"), a wholly-owned subsidiary of the Company, an undivided percentage interest in the receivables, on a limited recourse basis. BTRLP assets of $27,979 and $15,413 as of January 31, 1998 and February 1, 1997, respectively, were included in the accompanying Consolidated Balance Sheets and consist primarily of its retained interest in receivables initially purchased from the Company and sold under the Facility. The Company accounts for its undivided interest in the receivables in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

The Company has not recognized any unrealized gains or losses on its participation interest as the current carrying value of customers' revolving charge accounts receivable is a reasonable estimate of fair value since the average interest rates approximate current market origination rates. Creditors of BTRLP have a claim on BTRLP's assets prior to any equity in BTRLP becoming available to creditors of the Company.

  In January 1998, the Company increased its accounts receivable facility to $150,000 to increase the level of receivables it may sell to fund working capital. In September 1996, the Company reduced the Facility to $120,000 based on the Company's analysis of credit sales as a percentage of total sales and the required level of working capital.

  As of January 31, 1998 and February 1, 1997, credit card receivables were sold under the above referenced agreement in the amount of $132,000 and $110,000, respectively. BTRLP holds a participating interest in an undivided ownership interest in the receivables sold. This interest is required to be held under terms of the agreement to provide credit support against future losses and is subject to lien. The amount subject to credit support amounted to $21,071 and $19,764 at January 31, 1998 and February 1, 1997, respectively. New receivables are sold on a continual basis to replenish the investors' respective level of participation in receivables which have been repaid by the credit card holders. The Company does not recognize a servicing asset or liability, as the amount received for servicing the receivables is a reasonable approximation of market rates and servicing costs.

  The net impact on earnings in connection with the sale of receivables under this agreement was not significant. However, under the terms of the sale agreement, the Company receives securitization income equal to the excess of the finance charges collected on the receivables over the rate paid in these securitization transactions and credit losses which are payable under the recourse provisions of these agreements. The Company also continues to service the accounts. The rate paid may be based on variable or fixed rate pricing alternatives at the option of the Company. Securitization income, before consideration of servicing expenses, was approximately $8,410, $6,211 and $5,205 in fiscal 1997, 1996 and 1995, respectively, and has been reported as part of finance charge income. Although the Company receives positive securitization cash flow, an interest-only strip has not been recorded due to the short life of the receivables and to provide for credit losses under the recourse provision of the Facility.

5. PURCHASE OF RECEIVABLES:

  The Company purchased certain customer accounts receivable of Hess's Department Stores, Inc. on February 24, 1995. The net investment in this purchase was $30,138. The receivables were purchased from a finance company which had an agreement with Hess's Department Stores, Inc. to acquire and service their receivables.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

6. PROPERTY, FIXTURES AND EQUIPMENT:

  As of January 31, 1998 and February 1, 1997, property, fixtures and equipment and the related accumulated depreciation and amortization consisted of:

                                                        JANUARY 31, FEBRUARY 1,
                                                           1998        1997
   Land................................................  $  1,171    $  1,409
   Buildings and leasehold improvements................    94,635      99,743
   Furniture and equipment.............................    89,128      82,186
   Buildings under capital leases......................     5,052       5,052
                                                         --------    --------
                                                          189,986     188,390
   Less: Accumulated depreciation and amortization.....    81,418      70,674
                                                         --------    --------
                                                         $108,568    $117,716
                                                         ========    ========

  Property, fixtures and equipment with a net depreciated cost of approximately $41,336 and $43,255 are pledged as collateral for secured loans at January 31, 1998, and February 1, 1997, respectively.

  Included in Land, Buildings and leasehold improvements is $2.6 million for a vacant store owned by the Company located in Allentown, Pennsylvania. The Company is currently negotiating for the sale of this property, however, at this time, there is no binding contract for the sale. The Company will continue to pursue opportunities to dispose of this property. The Company believes the established reserves are adequate.

7. COMMITMENTS AND CONTINGENCIES:

 LEASES

  The Company is obligated under capital and operating leases for a major portion of its store properties. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base (contingent rentals) and for payment by the Company of operating costs (taxes, maintenance and insurance). Also, selling space has been licensed to other retailers in many of the Company's leased facilities.

  At January 31, 1998, future minimum lease payments under operating leases and the present value of net minimum lease payments under capital leases are as follows:

FISCAL YEAR                                    CAPITAL LEASES OPERATING LEASES
1998..........................................     $  579         $ 15,445
1999..........................................        579           14,780
2000..........................................        579           12,863
2001..........................................        579           11,427
2002..........................................        300           10,405
2003 and thereafter...........................        800           62,841
                                                   ------         --------
Total net minimum rentals.....................      3,416         $127,761
                                                                  ========
Less: Amount representing interest............        774
                                                   ------
Present value of net minimum lease payments,
 of which $379 is due within one year.........     $2,642
                                                   ======

  Minimum rental commitments under operating leases detailed earlier are reflected without reduction for rental income due in future years under noncancellable subleases since the amounts are immaterial. Some of the store leases contain renewal options ranging from two to thirty-five years. Included in the minimum lease payments under operating leases are leased vehicles, copiers and computer equipment, as well as related-party commitments with the Company's majority shareholder and related entities of $713, $713, $715, $745, $745 and $5,568 for fiscal 1998, 1999, 2000, 2001, 2002 and 2003 and thereafter, respectively.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  Rental expense consists of the following:

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             JANUARY 31, FEBRUARY 1, FEBRUARY 3,
                                                1998        1997        1996
Operating leases:
 Buildings:
  Minimum rentals...........................   $13,898     $13,660     $13,580
  Contingent rentals........................     2,636       2,374       2,402
 Fixtures and equipment.....................     1,332         750       2,265
 Contingent rentals on capital leases.......       410         357         321
                                               -------     -------     -------
    Totals..................................   $18,276     $17,141     $18,568
                                               =======     =======     =======

 CONTINGENCIES

  The Company is party to legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of such litigation and claims will not have a material adverse effect on the Company's financial position or results of its operations.

8. SHAREHOLDERS' EQUITY

  The Company's capital structure consists of Common Stock with one vote per share and Class A Common Stock with ten votes per share. In addition, the Company has 5,000,000 shares of preferred stock authorized; however, none of these shares have been issued.

  Transfers of the Company's Class A Common Stock are restricted. Upon sale or transfer of ownership or voting rights to other than permitted transferees, as defined, such shares will convert to an equal number of shares of Common Stock. During fiscal 1995, 2,935,317 shares of Class A Common Stock were converted to an equal number of shares of Common Stock.

9. INCOME TAXES:

  The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using applicable current marginal tax rates.

  Components of income tax provision (benefit) are as follows:

                                                      FISCAL YEAR ENDED
                                             -----------------------------------
                                             JANUARY 31, FEBRUARY 1, FEBRUARY 3,
                                                1998        1997        1996
   Federal and State:
     Current................................   $ 7,480     $  833     $(12,475)
     Deferred...............................    (1,210)     4,116        6,709
                                               -------     ------     --------
     Total..................................   $ 6,270     $4,949     $ (5,766)
                                               =======     ======     ========

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  Components of gross deferred tax assets and liabilities were comprised of the following:

                                                         JANUARY 31, FEBRUARY 1,
                                                            1998        1997
   Deferred tax assets:
     Store closings.....................................   $1,969      $ 1,535
     Accrued expenses...................................    1,560        2,366
     Restricted Shares..................................    1,096        1,014
     Sale and leaseback.................................    1,030          --
     Bad debt reserve...................................      712          997
     Loss carryforward..................................      324          796
     Capital leases.....................................      140          157
     AMT credit carryforward............................      --           833
     Other..............................................      168          166
     Valuation allowance................................     (288)        (169)
                                                           ------      -------
     Total gross deferred tax assets....................   $6,711      $ 7,695
                                                           ======      =======
   Deferred tax liabilities:
     Fixed assets.......................................   $4,740      $ 3,949
     Inventory..........................................    2,155        2,783
     Pension asset......................................      --         2,718
     Other..............................................    1,408        1,047
                                                           ------      -------
     Total gross deferred tax liabilities...............   $8,303      $10,497
                                                           ======      =======

  The loss carryforward at January 31, 1998 relates to the acquisition of Adam, Meldrum & Anderson Co., Inc. and will expire in January 2009.

  The valuation allowance relates to the deferred tax assets that result from accrued expenses that are not deductible for tax purposes due to the limitations arising from Section 162 of the Internal Revenue Code of 1986, as amended ("IRC 162"), relating to deductions for executive compensation.

  No other deferred tax assets have associated valuation allowances since these tax benefits are realizable through the reversal of existing deferred tax liabilities and future taxable income, exclusive of reversals of temporary differences and carryforwards.

  A reconciliation of the statutory federal income tax rate to the effective tax rate for fiscal 1997, 1996 and 1995 is presented below:

                                                    FISCAL YEAR ENDED
                                           -----------------------------------
                                           JANUARY 31, FEBRUARY 1, FEBRUARY 3,
                                              1998        1997        1996
   Tax at statutory rate..................    35.0%       35.0%       (35.0)%
   Tax credits............................     --          --          (4.0)
   Refund of prior year income taxes......     --          --          (4.8)
   Book expense in excess of IRC 162
    limitation............................     2.3         3.6          5.0
   State income taxes, net of federal
    benefit...............................     1.0         1.0          --
   Excise tax on pension termination......     --          3.4          --
   Other, net.............................     1.0        (0.9)         0.3
                                              ----        ----        -----
     Total................................    39.3%       42.1%       (38.5)%
                                              ====        ====        =====

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  In fiscal 1997 and 1995, the Company made income tax payments of $2,194 and $5,071, respectively. The Company received income tax refunds, net of payments, of $8,641 in fiscal 1996.

10. EMPLOYEE BENEFIT PLANS:

  The Company provides eligible employees with retirement benefits under a 401(k) salary reduction and profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan after they reach the age of 21, complete one year of service and work at least 1,000 hours in any calendar year. Under the 401(k) provisions of the Plan, the majority of eligible employees may contribute up to 20% of their compensation to the Plan. Company matching contributions, not to exceed 5% of eligible employees' compensation, are at the discretion of the Company's Board of Directors. Company matching contributions under the 401(k) provisions of the Plan become fully vested for eligible employees after three years of service. Contributions to the Plan under the profit sharing provisions are at the discretion of the Company's Board of Directors. These profit sharing contributions become fully vested after five years of service. The Company contributed $1,350 in fiscal 1997 and $1,200 in fiscal 1996 under the profit sharing provisions of the Plan. No contributions were made under the profit sharing provisions for fiscal 1995.

  In addition to the above plans, the Company maintains a non-qualified compensation plan for a select group of management employees.

  The Company's fiscal 1997, 1996 and 1995 expense under the aforementioned benefit plans was $1,951, $1,932 and $395, respectively.

  In December 1995, the Company merged the Adam, Meldrum and Anderson Co., Inc. Pension Plan into the Hess's Department Stores, Inc. Employees' Pension Plan. These defined benefit pension plans (the "Merged Plan") covered substantially all the former employees of Adam, Meldrum and Anderson Co., Inc. and Hess's Department Stores, Inc., respectively. The Adam, Meldrum and Anderson Co., Inc. Pension Plan was curtailed in fiscal 1992 by the former owners. The Hess's Department Stores, Inc. Employees' Pension Plan was overfunded at the time of the purchase of certain assets of Hess's Department Stores, Inc. Due to the overfunded status of the Merged Plan, an asset was recorded in the purchase price allocation for the estimated net realizable value of the overfunded plan at the expected termination date.

  In April 1996, the Company began the termination process of the Merged Plan. The participants' obligations were settled through an election by the participants of either a lump sum payout or an annuity purchase. The settlement of participants' obligations was completed in November 1996. As a result of this settlement, the Company recorded a gain in fiscal 1996 of $3,171, net of $1,132 Federal excise tax expense, to recognize the value of assets to be reverted to the Company in excess of the asset established in purchase accounting.

  Completion of the funds reversion was completed in November 1997. Total funds reverted to the Company amounted to $6,005, net of $1,132 Federal excise taxes paid. Additionally, the Company also transferred $2,007 to the Company's profit sharing plan of which $1,200 was used to fund the Company's 1996 contribution. The remaining balance in the Plan will partially fund the Company's 1997 contribution of $1,350.

11. STOCK AWARD PLANS:

  The Company's Amended and Restated 1991 Stock Option and Restricted Stock Plan (the "Stock Plan"), as amended through June 17, 1997, provides for the granting of the following options and awards to certain associates, officers, directors, consultants and advisors: Common Stock options; performance-based Common Stock options as part of a long-term incentive plan for selected officers; and Common Stock awards subject to substantial risk of forfeiture ("Restricted Shares"). The maximum number of shares to be granted under the

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

Stock Plan, less forfeitures, is 1,900,000 shares. In addition to the Stock Plan, during 1991 the Board of Directors approved a Phantom Equity Replacement Plan (the "Replacement Plan") to replace the Company's previous deferred compensation arrangement that was structured as a phantom stock program.

  The Company amended its Management Incentive Plan (the "MIP Plan") in 1997 to provide, at the election of each participant, for bonus awards to be received in vested Restricted Shares in lieu of cash on the satisfaction of applicable performance goals. The maximum number of shares to be granted under the MIP Plan is 300,000.

  Options granted under the Stock Plan, excluding Restricted Share awards, are generally issued at the market price of the Company's stock on the date of grant, vest over three to five years and have a ten-year term. Grants under the Replacement Plan vest over approximately one to six years and have a thirty-year term.

  Compensation cost charged to operations, calculated using the intrinsic value method as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," was $1,345, $505 and $293 in fiscal 1997, 1996 and 1995, respectively. Had the Company recorded compensation expense using the fair value based method as discussed in SFAS No. 123, "Accounting for Stock-Based Compensation," net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                           1997   1996   1995
   Net income (loss)......................... As reported $9,252 $6,811 $(9,203)
                                                Pro forma  8,416  5,987  (9,496)
   Earnings (loss) per share
     Basic................................... As reported $ 0.83 $ 0.62 $ (0.83)
                                                Pro forma   0.76   0.54   (0.86)
     Diluted................................. As reported $ 0.81 $ 0.61 $ (0.83)
                                                Pro forma   0.74   0.54   (0.86)

  The Company used the Black-Scholes option pricing model to calculate the fair value of the stock options at the grant date. The following assumptions were used for 1997 calculations: risk-free interest rate--6.3%; expected volatility--61.5%; expected life--7.2 years; expected dividend yield--0.0% and for both 1996 and 1995 calculations: risk-free interest rate--6.4%; expected volatility--65.0%; expected life--7 years; expected dividend yield--0.0%.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  A summary of the options under the Stock Plan follows:

                                                     PERFORMANCE-    RESTRICTED
                            COMMON STOCK OPTIONS     BASED OPTIONS     SHARES
                            ---------------------- ----------------- ----------
                             NUMBER OF    AVERAGE  NUMBER OF AVERAGE   NUMBER
                              OPTIONS      PRICE    OPTIONS   PRICE  OF SHARES
FISCAL 1995
 January 28, 1995..........     401,976    $10.07    86,300  $ 7.25    21,528
  Granted..................     371,600  $   7.26    33,300  $11.25   270,000
  Exercised................     (68,868) $   8.90       --      --     (7,176)
  Forfeited................     (66,958) $   9.91   (25,600) $ 7.25    (2,912)
                            -----------  --------   -------  ------   -------
 February 3, 1996..........     637,750  $   8.57    94,000  $ 8.67   281,440
                            ===========  ========   =======  ======   =======
 Options exercisable at
  February 3, 1996.........     142,885    $11.26       --      --        --
 Weighted average fair
  value of options granted
  during fiscal 1995.......              $   5.84            $ 7.89
FISCAL 1996
  Granted..................     131,286  $   6.58   176,800  $ 6.13       --
  Exercised................         --        --        --      --    (11,659)
  Forfeited................     (17,216) $   8.69   (60,700) $ 7.25    (1,456)
                            -----------  --------   -------  ------   -------
 February 1, 1997..........     751,820  $   8.22   210,100  $ 6.94   268,325
                            ===========  ========   =======  ======   =======
 Options exercisable at
  February 1, 1997.........     328,653  $   9.54       --      --        --
 Weighted average fair
  value of options granted
  during fiscal 1996.......              $   4.40            $ 4.20
FISCAL 1997
  Granted..................     134,300  $   6.86   167,100  $ 7.25       --
  Exercised................    (243,759) $   6.04       --      --    (10,955)
  Forfeited................     (25,866)   $10.32       --      --       (704)
                            -----------  --------   -------  ------   -------
 January 31, 1998..........     616,495  $   8.35   377,200  $ 7.08   256,666
                            ===========  ========   =======  ======   =======
 Options exercisable at
  January 31, 1998.........     274,309    $10.03       --      --        --
 Weighted average fair
  value of options granted
  during fiscal 1997.......              $   4.84            $ 4.95

  The exercised shares in the above summary for Restricted Shares represent shares for which the restrictions have lapsed.

  The range of exercise prices for the Common Stock options outstanding as of January 31, 1998 was $5.88 to $13.00 with a weighted average contractual life of 7.2 years. The range of exercise prices for the performance-based options was $6.13 to $11.25, with a weighted average contractual life of 8.4 years.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

  A summary of the status of the Replacement Plan follows:

                                                                         NON-
                                                             DISCOUNT  DISCOUNT
                                                             OPTIONS   OPTIONS
Exercise Price.............................................. $   3.25  $ 13.00
                                                             --------  -------
January 28, 1995............................................  155,888   48,894
  Exercised.................................................  (10,239)     --
  Forfeited.................................................   (3,071)  (6,288)
                                                             --------  -------
February 3, 1996............................................  142,578   42,606
  Exercised.................................................      --       --
  Forfeited.................................................      --       --
                                                             --------  -------
February 1, 1997............................................  142,578   42,606
  Exercised.................................................  (57,309)     --
  Forfeited.................................................      --    (5,054)
                                                             --------  -------
January 31, 1998............................................   85,269   37,552
                                                             --------  -------

  As of January 31, 1998, February 1, 1997 and February 3, 1996, the exercisable discounted options amounted to 83,411, 138,861 and 130,259, respectively, and exercisable non-discounted options amounted to 36,122, 39,746 and 36,413, respectively.

  The Company granted 202,300 Restricted Shares under the MIP Plan. No Restricted Shares have vested or were forfeited during fiscal 1997.

  Cancellation of options and shares in the above plans resulted primarily from the termination of the employment of certain executives and voluntary forfeitures by key executives.

12. ACQUISITIONS:

  On March 6, 1995, the Company acquired three vacant department stores in Rochester, New York for $14,565. After completing renovations, the stores opened to the public on November 1, 1995. In addition, on November 13, 1995, the Company acquired one department store in Greece Ridge, New York for $3,670. This unit opened to the public on August 8, 1996 following major remodeling.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

13. QUARTERLY RESULTS (UNAUDITED):

                                            FISCAL QUARTER ENDED
                                -----------------------------------------------
                                  MAY 3,    AUGUST 2,   NOVEMBER 1, JANUARY 31,
FISCAL 1997:                       1997        1997        1997        1998
Net sales.....................  $  134,251  $  137,994  $  155,513  $  228,641
Other income, net.............         491         472         457         929
                                ----------  ----------  ----------  ----------
                                   134,742     138,466     155,970     229,570
                                ----------  ----------  ----------  ----------
Costs of merchandise sold.....      84,936      86,152      97,212     145,546
Selling, general and adminis-
 trative expenses.............      46,002      47,457      51,064      58,327
Depreciation and amortiza-
 tion.........................       3,166       3,196       3,500       3,020
                                ----------  ----------  ----------  ----------
Income from operations........         638       1,661       4,194      22,677
Interest expense, net.........       3,549       3,223       3,254       3,176
                                ----------  ----------  ----------  ----------
Income (loss) before income
 taxes........................      (2,911)     (1,562)        940      19,501
Income tax provision (bene-
 fit).........................      (1,108)       (594)        367       7,605
                                ----------  ----------  ----------  ----------
Income (loss) before extraor-
 dinary item..................      (1,803)       (968)        573      11,896
Extraordinary item--loss on
 early extinguishment of debt,
 net of income tax benefit of
 $251.........................        (446)        --          --          --
                                ----------  ----------  ----------  ----------
Net income (loss).............  $   (2,249) $     (968) $      573  $   11,896
                                ==========  ==========  ==========  ==========
Per share amounts--
Basic:
Net income (loss) before ex-
 traordinary item.............  $    (0.16) $    (0.09) $     0.05  $     1.06
Effect of extraordinary item..       (0.04)        --          --          --
                                ----------  ----------  ----------  ----------
Net income (loss).............  $    (0.20) $    (0.09) $     0.05  $     1.06
                                ==========  ==========  ==========  ==========
Basic shares outstanding......  11,073,000  11,075,000  11,082,000  11,261,000
Diluted:
Net income (loss) before ex-
 traordinary item.............  $    (0.16) $    (0.09) $     0.05  $     1.00
Effect of extraordinary item..       (0.04)        --          --          --
                                ----------  ----------  ----------  ----------
Net income (loss).............  $    (0.20) $    (0.09) $     0.05  $     1.00
                                ==========  ==========  ==========  ==========
Diluted shares outstanding....  11,073,000  11,075,000  11,493,000  11,867,000

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)


                                        FISCAL QUARTER ENDED
                            ------------------------------------------------
                              MAY 4,    AUGUST 3,   NOVEMBER 2,  FEBRUARY 1,
FISCAL 1996:                   1996        1996        1996         1997
Net sales.................  $  129,320  $  130,740  $  148,374   $  218,048
Other income, net.........         522         500         497          911
                            ----------  ----------  ----------   ----------
                               129,842     131,240     148,871      218,959
                            ----------  ----------  ----------   ----------
Costs of merchandise
 sold.....................      80,518      81,276      93,514      140,255
Selling, general and ad-
 ministrative expenses....      46,615      46,172      48,497       56,031
Depreciation and amortiza-
 tion.....................       3,048       3,025       3,256        3,429
Unusual income............         --          --          --        (3,171)(1)
                            ----------  ----------  ----------   ----------
Income (loss) from opera-
 tions....................        (339)        767       3,604       22,415
Interest expense, net.....       3,097       3,801       3,979        3,810
                            ----------  ----------  ----------   ----------
Income (loss) before in-
 come taxes...............      (3,436)     (3,034)       (375)      18,605
Income tax provision (ben-
 efit)....................      (1,237)     (1,088)       (133)       7,407
                            ----------  ----------  ----------   ----------
Net income (loss).........  $   (2,199) $   (1,946) $     (242)  $   11,198
                            ==========  ==========  ==========   ==========
Per share amounts--
Basic:
Net income (loss).........  $    (0.20) $    (0.18) $    (0.02)  $     1.01
                            ==========  ==========  ==========   ==========
Basic shares outstanding..  11,062,000  11,064,000  11,064,000   11,067,000
Diluted:
Net income (loss).........  $    (0.20) $    (0.18) $    (0.02)  $     1.00
                            ==========  ==========  ==========   ==========
Diluted shares outstand-
 ing......................  11,062,000  11,064,000  11,064,000   11,235,000

---------------------
(1) Gain recognized on the pension termination was $1.6 million or $0.14 per share on an after-tax basis (see Note 10).

14. CHIEF EXECUTIVE OFFICER EMPLOYMENT:

  In August 1995, the Company hired Mr. Heywood Wilansky as President and Chief Executive Officer pursuant to a three year employment agreement. In addition to a base salary, bonus eligibility, and other annual benefits and perquisites, he received 250,000 Restricted Shares and an option to purchase 250,000 shares of Common Stock at $6.625 per share (the market price on issuance date). The restricted shares, which as of the date of the grant had a market value of $1,656, will vest at the rate of 33 1/3% per annum over three years beginning at the third anniversary of the date of employment. The market value of $1,656 is being amortized over the five-year vesting period. The options will become exercisable at the rate of 33 1/3% per annum over three years beginning on the first anniversary of the date of employment and expiring upon the lapse of ten years from the date the options were granted. Both the stock options and restricted shares were issued under the Stock Plan (see Note 11). Should Mr. Wilansky leave the Company before vesting, these benefits will be forfeited upon departure except in certain limited circumstances. Mr. Wilansky also received a one-time signing bonus of $750 in fiscal 1995.

  The Company signed an agreement with Mr. Wilansky, effective February 1, 1998, to extend his employment as the Company's President and Chief Executive Officer through January 31, 2003. This new agreement provides for increased cash and stock-based compensation.

                   THE BON-TON STORES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

15. UNUSUAL (INCOME) EXPENSE:

  In January 1997, the Company recorded unusual income of $3,171 before taxes, which is presented separately as a component of income (loss) from operations in the Consolidated Statements of Operations. The income relates to a $4,303 gain that was recognized on the termination of the Merged Plan. The gain was partially offset by $1,132 for Federal excise tax that was paid when the pension assets were reverted to the Company. The asset reversion occurred during 1997 (see Note 10).

  In October 1995, the Company recorded unusual expenses of $3,280 before taxes. This is presented separately as a component of income (loss) from operations in the Consolidated Statements of Operations. The charge is comprised of relocation costs, employment agency fees, litigation costs and a signing bonus associated with the hiring of the Chief Executive Officer (see
Note 14). The litigation cost related to actions brought by the Chief Executive Officer's former employer, alleging violation of a non-compete agreement between the Chief Executive Officer and the former employer. This suit was settled in fiscal 1995.

16. RESTRUCTURING CHARGES:

  In January 1996, the Company recorded a restructuring charge of $5,690 before taxes, which is presented separately as a component of income (loss) from operations in the Consolidated Statements of Operations. The amount is comprised of $5,000 relating to store closings and $690 for workforce reductions. The $5,000 for store closings relates to stores that the Company closed due to poor performance. The costs provided for these store closings represented noncancellable lease costs after store operations cease, lease cancellation costs and nonrecoverable investments in property, fixtures and equipment. During 1996, the Company closed five locations, with combined sales and net operating income of $12,600 and $293, respectively, for the 1996 fiscal year. The amounts incurred in fiscal 1997 and the remaining accrual for store closing as of January 31, 1998 were $580 and $2,895, respectively. As of February 1, 1997 the amounts incurred in fiscal 1996 and remaining accrual were $1,525 and $3,475, respectively. It is anticipated that the remaining costs will be expended through the end of 2005, and relate primarily to a leased property located in Johnstown, Pennsylvania. The Company continues to negotiate for the early termination of this lease. Currently, these negotiations have not been successful. The Company believes the established reserves are adequate. The $690 relating to workforce reductions consisted of severance paid in connection with the elimination of approximately 700 positions. These positions were eliminated across all areas of the Company and represented approximately 250 employees on a full-time equivalent basis. The amounts paid during fiscal 1996 and 1995 for these workforce reductions were $277 and $413, respectively. As of January 31, 1998 and February 1, 1997 there was no accrual remaining.

17. SALE AND LEASEBACK ARRANGEMENT:

  In April 1997, the Company sold the land, building and leasehold improvements comprising its department store in Johnstown, Pennsylvania and distribution center in Allentown, Pennsylvania and subsequently leased the facilities back under a twenty-year lease. The lease has been accounted for as an operating lease for financial reporting purposes. Annual payments under the operating lease agreement are $1,270. The $10,841 of net proceeds received from the sale were used to pay down debt by $8,208 and to provide additional working capital. The gain associated with the sale, totaling $2,986, has been deferred in other long-term liabilities and is being amortized on a straight-line basis over the twenty-year lease term.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITA-TION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Price Range of Common Stock..............................................  11
Capitalization...........................................................  12
Selected Consolidated Financial and Operating Data.......................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  21
Management...............................................................  30
Certain Transactions.....................................................  38
Principal and Selling Shareholders.......................................  39
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  46
Legal Matters............................................................  48
Experts..................................................................  48
Available Information....................................................  48
Index to Financial Statements............................................ F-1

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                               4,000,000 SHARES

                      [LOGO OF THE BON-TON APPEARS HERE]
                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                            NATIONSBANC MONTGOMERY
                                SECURITIES LLC

                                APRIL 28, 1998

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